SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33535

China Kanghui Holdings

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

China Kanghui Holdings

Form 6-K

Page

Signature

Exhibit 99.1 – Press Release dated September 28, 2012

Exhibit 99.2 – Agreement and Plan of Merger, dated as of September 28, 2012, among China Kanghui Holdings, Medtronic Inc., and Kerry Merger Corp.

Exhibit 99.3 – Irrevocable Undertaking, dated as of September 28, 2012, among Medtronic Inc. and the shareholders listed therein.

Exhibit 99.4 – Irrevocable Undertaking, dated as of September 28, 2012, among Medtronic Inc. and the shareholders listed therein.

Exhibit 99.5 – Irrevocable Undertaking, dated as of September 28, 2012, among Medtronic Inc. and the shareholders listed therein.

Exhibit 99.6 – Irrevocable Undertaking, dated as of September 28, 2012, among Medtronic Inc. and the shareholders listed therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: September 28, 2012

Exhibit 99.1

Contacts:

Cindy Resman	Jeff Warren
Medtronic	Medtronic
Public Relations	Investor Relations
763-505-0291	763-505-2696

Marsha Ma	Yuenching Miao
China Kanghui	China Kanghui
Investor Relations	Investor Relations
86 21 5031 9916-8305	86 519 8198 2961

FOR IMMEDIATE RELEASE

MEDTRONIC SIGNS AGREEMENT TO ACQUIRE CHINA KANGHUI HOLDINGS

Acquisition Advances Medtronic’s Globalization Strategy; Provides Strong Local China Operation as well as Broader Orthopedics Participation

MINNEAPOLIS and CHANGZHOU, CHINA – Sept. 27, 2012 – Medtronic, Inc. (NYSE: MDT) and China Kanghui Holdings (NYSE: KH) announced today that they have entered into a merger agreement whereby Medtronic will acquire Kanghui. The agreement calls for Medtronic to pay approximately $816 million in cash ($30.75 per American depository share). The total value of the transaction, net of Kanghui’s cash, is expected to be approximately $755 million.

“China is one of the fastest growing medical device markets with significant scale opportunities, and now Medtronic will establish a bigger and more direct local presence,” said Chris O’Connell, executive vice president and president of Medtronic’s Restorative Therapies Group, including the Neuromodulation, Spine, Surgical Technologies and Diabetes businesses. “Kanghui brings Medtronic a broad product portfolio, a strong local R&D and manufacturing operation, a vast China distribution network and an exceptional management team. This move will provide Medtronic sustainable advantages in the fast-growing Chinese orthopedic segment, as well as a foothold in the emerging global value segment in orthopedics.”

“This agreement is directly aligned with our corporate strategies of globalization and economic value,” said Omar Ishrak, chairman and CEO of Medtronic. “Kanghui represents a significant investment in China, accelerating Medtronic’s overall globalization strategy with an established value segment distribution network and strong R&D and operational capabilities.”

As a leading provider of orthopedic devices in China, Kanghui brings a strong product portfolio and new product pipeline in trauma, spine and joint reconstruction. The combined portfolio expands Medtronic’s offerings in orthopedic surgery and complements the company’s existing presence in spine, neurosurgery, neuromodulation, advanced energy and surgical navigation.

“We are proud of the company we’ve built and recognize there is a tremendous opportunity to accelerate our global vision by building on Medtronic’s size, scale and expertise as part of this combined organization,” said Libo Yang, CEO of Kanghui. “We look forward to bringing to Medtronic our local operating expertise in China, including our wide distribution network, strong local sales and marketing teams, local manufacturing and R&D, as well as our active presence across a number of value orthopedic product lines that are necessary for success in China and other emerging markets.”

The transaction is expected to close in the next few months and is subject to customary closing conditions, including approval from the shareholders of Kanghui. Medtronic expects the net impact from this transaction to be earnings neutral for fiscal years 2013 and 2014 as the company intends to offset any dilutive impact of the transaction.

ABOUT KANGHUI

Kanghui is a public company founded in 1997 and is headquartered in Changzhou. It is traded on the NYSE under KH.

ABOUT MEDTRONIC

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology – alleviating pain, restoring health and extending life for millions of people around the world.

This Press Release contains forward-looking statements that may include statements regarding the intent, belief or current expectations of Kanghui, Medtronic and their respective management. Forward-looking statements include statements about the benefits and advantages of the acquisition for Kanghui and Medtronic. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of important factors, including, but not limited to, the risk that the acquisition will not close as the transaction is subject to certain closing conditions. In addition, if and when the transaction is closed, there will be risks and uncertainties related to Medtronic’s ability to integrate Kanghui successfully, the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in the SEC filings for Medtronic, including, but not limited to, Medtronic’s Annual Report on Form 10-K for the year ended April 27, 2012. Medtronic and Kanghui each disclaim any obligation to update and revise statements contained in this release based on new information or otherwise.

Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of September 27, 2012

among

MEDTRONIC, INC.,

CHINA KANGHUI HOLDINGS

and

KERRY MERGER CORP.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 27, 2012 among China Kanghui Holdings, a Cayman Islands exempted company (the “Company”), Medtronic, Inc., a Minnesota corporation (“Parent”), and Kerry Merger Corp., a Cayman Islands exempted company and an indirectly wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved the Merger (as defined below) of Merger Subsidiary with and into the Company with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming an indirectly wholly-owned subsidiary of Parent as a result of the Merger, and have approved the execution, delivery and performance by Parent and Merger Subsidiary, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger and the other transactions contemplated by this Agreement are fair and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated thereby by the shareholders of the Company;

WHEREAS, as of the date of this Agreement, Parent has entered into an Irrevocable Undertaking (the “Irrevocable Undertaking”) with certain of the shareholders of the Company pursuant to which such shareholders, on the terms and subject to the conditions set forth therein, have agreed to vote or cause to be voted all of the shares the Company beneficially owned by such shareholders for the approval and adoption of the Merger, this Agreement and any related action reasonably required in furtherance thereof; and

WHEREAS, as of the date of this Agreement, certain executive officers of the Company have entered into employment, consulting and non-competition agreements with the Company or its Subsidiaries (collectively, the “Executive Agreements”), with such Executive Agreements to become effective as of the effective time of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01. DEFINITIONS. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or bona fide inquiry (whether or not written) of any Third Party, or any Third Party bona fide indication of interest (whether or not written), for any direct or indirect (i) acquisition or purchase of assets equal to 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or 15% or more of any class of equity or voting securities of the Company, (ii) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company, (iii) merger, consolidation, scheme of arrangement, share exchange, business combination, sale of assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or (iv) combination of any of the transactions described in clauses (i) through (iii) above, in each case in a single transaction or series of related transactions if the sum of the percentages of consolidated assets and classes of equity or voting securities of the Company involved is 15% percent or more.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Applicable Law” means, with respect to any Person, any PRC local, provincial or national or United States federal, state or local or other non-United States national, state or provincial (as applicable) or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the PRC, New York, New York or the Cayman Islands are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2011 and the notes thereto set forth in the Company 20-F for the financial year ended December 31, 2011 that the Company filed with SEC on April 30, 2012 .

“Company Balance Sheet Date” means December 31, 2011.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company IP” means any and all Company Owned IP and Company Licensed IP.

“Company Products” means each product sold or currently in development by the Company or any of its Subsidiaries as of the date hereof, other than any finished products purchased by the Company or any of its Subsidiaries for resale.

“Company Registered IP” means all of the Registered IP owned, or identified as owned on the Company Disclosure Schedule, by the Company or any of its Subsidiaries.

“Company Shares” means the ordinary shares, $0.001 par value per share, of the Company.

“Company Share Plan” means each plan or non-plan award agreement pursuant to which share options or other equity awards have been granted to employees or other service providers of the Company.

“Confidentiality Agreement” means the letter agreement between Parent and the Company dated June 6, 2012.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, legally binding bid, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Environmental Laws” means any Applicable Laws relating to the environment, natural resources, pollutants, contaminants or, solely as it relates to exposure to Hazardous Substances, human health and safety.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of or occupation of the real property of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“FDA” means the United States Food and Drug Administration.

“Foreign Private Issuer” has the meaning specified in Rule 3b-4 of the 1934 Act.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise or a state-owned or controlled public hospital).

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, material, pollutant, contaminant, product, by-product, waste or material that in relevant form and concentration is listed, classified or regulated under or forming the basis for liability or standards of conduct under any Environmental Law as such.

“Intellectual Property” means any or all of the following anywhere in the world and all legal right, title or interest in, to or under the following arising under Applicable Law, whether or not filed, perfected, registered or recorded: (i) all PRC, United States, international and foreign patents and applications, including but not limited to, utility patents, patents of inventions (twenty-year term patents), design patents and plant patents, therefor and all reissues, reexaminations, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable and whether or not reduced to practice), trade secrets, know how, databases, business methods, technical data and customer lists and other confidential or proprietary information; (iii) all copyrights, copyrights registrations, copyright applications, copyrightable works and unregistered common law copyrights and related rights, including all computer software (including source and object code), firmware, development tools, algorithms, data and manuals; (iv) all industrial designs and any registrations and applications therefor; (v) all trade names, logos, common law trademarks and service marks, Web addresses, sites and domain names and numbers, trademark and service mark registrations and applications therefor; (vi) all other proprietary rights (including moral rights); and (vii) all copies and tangible embodiments relating to any of the foregoing (including remedies against infringements thereof) and rights of protection of interest therein under Applicable Laws.

“International Plan” means any material Employee Plan that is maintained by the Company or any of its Affiliates primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers after inquiry of such Person’s direct reports as would be usual or proper under the circumstances consistent with past practice (and excluding any willful blindness); provided that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Schedule, in each case after inquiry of such individual’s direct reports as would be usual or proper under the circumstances consistent with past practice (and excluding any willful blindness) within such individual’s respective area of functional responsibility as set forth in Section 1.01 of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, restriction, option, right of first offer or refusal or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means any event, circumstance, change, effect, condition, development or state of facts that individually or in the aggregate with all other events, circumstances, changes, effects, conditions, developments or state of facts (i) is or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay beyond the End Date such Person’s ability to consummate the transactions contemplated by this Agreement, excluding from clauses (i) or (ii) any event, circumstance, change, effect, condition, development or state of facts resulting from (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, including those in the PRC (B) (i) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, or (ii) geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters or other force majeure events, (C) changes in Applicable Law or GAAP or interpretations thereof, in each case proposed, adopted or enacted after the date of this Agreement, (D) the failure, in and of itself, of such Person to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such Person or the credit rating of such Person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (i) any loss in respect of or change in relationship with any customer, supplier, employee, vendor, distributor, hospital, surgeon or other business partner of the Company due to the identity of Parent or its Affiliates, or (ii) any suit, action or proceeding in respect of this Agreement or the Irrevocable Undertaking or the Executive Agreements or the transactions contemplated by this Agreement or the Irrevocable Undertaking or the Executive Agreements, brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) and (F) if such Person is the Company, (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or (2) compliance by the Company with the terms of, or the taking by the Company of any action required by, this Agreement, or the failure by the Company to take any action prohibited by this Agreement; except, in the case of clause (B) or (C), to the extent having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“NYSE” means The New York Stock Exchange.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, in each case that do not and would not materially adversely affect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed prior to the date of this Agreement, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, in each case that do not and would not materially adversely affect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries and (vii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number driver’s license, passport or other government identification number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.

“Privacy Policy” means any external or internal, past or present policy of the Company or any of its Subsidiaries relating to (i) the privacy of users of any Company Product or of any externally accessible website of the company or any of its Subsidiaries, (ii) the collection, storage, disclosure and transfer of any User Data or Personal Data, or (iii) any employee information.

“Proceeding” means any civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation or proceeding.

“Registered IP” means all Intellectual Property registered with any Governmental Authority.

“Register of Members” means in relation to the Company, the Merger Subsidiary or the Surviving Company, as the context requires, the register of members of such company as maintained in accordance with the Cayman Companies Law.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge or dispersal into or through the environment.

“SAFE” means the State Administration of Foreign Exchange in the PRC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SFDA” means the State Food and Drug Administration in the PRC.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax” means (i) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Taxing Authority, and (ii) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute, (iii) any liability for payment of any items described in this paragraph that are attributable to another Person as a result of any tax sharing, tax indemnity or tax allocation Contract or any other express or implied Contract to indemnify any other Person or by Applicable Law, by Contract or otherwise, whether or not disputed and (iv) any liability for payment of amounts listed in (i), (ii) or (iii) when as a result of transferee liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period, transferor liability, successor liability, or otherwise through operation of Applicable Law.

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including any “group” as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“User Data” means any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

“U.S. Plan” means any material Employee Plan that is not an International Plan.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
ADSs	2.02
Adverse Recommendation Change	6.03
Agreement	Preamble
Anti-Bribery Laws Cayman Companies Law	4.24 2.01
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Board Recommendation	4.02
Company Employees	7.04
Company Licensed IP	4.15
Company Owned IP Company Permits	4.15 4.29
Company Preferred Shares	4.05
Company Restricted Share	2.05
Company RSU	2.05
Company RSU Merger Consideration	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Share Award	4.17
Company Share Option	2.05
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06
Deposit Agreement	2.03
Depositary	2.03
Dissenting Shares	2.04
D&O Insurance	7.03
Effective Time	2.01
Employee Plan	4.17
Employees	4.18
End Date	10.01
Excluded Shares	2.02
Executive Agreements	Recitals
FCPA	4.24
Indemnified Person	7.03
Insurance Policies	4.19
Internal Controls	4.07
Intervening Event	6.03
In-the-Money Company Share Option	2.05
In-the-Money Company Share Option Merger Consideration	2.05
Lease	4.14
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.21

Term	Section
Maximum Tail Premium	7.03
Medical Devices Law Merger	4.29 2.01
Merger Consideration	2.03
Merger Documents	2.01
Merger Subsidiary	Preamble
Minority Interest	4.25
Multiemployer Plan	4.17
OFAC	4.24
OFAC Regulations	4.24
Option Exercise Price	2.05
Parent	Preamble
Paying Agent	2.03
Payment Fund	2.03
Per ADS Merger Consideration	2.02
Per Share Merger Consideration	2.02
Plan of Merger	2.01
PRC Subsidiaries	4.06
Proxy Statement	4.09
Record ADS Holders	6.05
Record Date	6.02
Reference Date Representatives	4.05 6.03
Restraints	9.01
Sanctions Target	4.24
Share Certificates	2.03
Stock Option Rules	2.05
Superior Proposal	6.03
Surviving Company	2.01
Termination Fee	11.04
Uncertificated Shares	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on any schedules hereto must indicate whether such agreement or contract has been amended, modified or supplemented. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars and any references to “RMB” shall be to PRC Renminbi. For purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which the city of Shanghai of the PRC is located.

ARTICLE 2

The Merger

Section 2.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law of the Cayman Islands (2011 Revision) (the “Cayman Companies Law”), at the Effective Time, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease (the “Merger”). Following the Merger, the Company shall continue its existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The Surviving Company shall be liable for and subject, in the same manner as Merger Subsidiary immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers, Plaza 66, Tower 1, 37th Floor, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China at 10:00 a.m. Shanghai time, as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Subject to the provisions of this Agreement, on or prior to the Closing Date, Parent, Merger Subsidiary and the Company will duly execute and file a plan of merger, in substantially the form attached as Exhibit A (the “Plan of Merger”) and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the “Merger Documents”). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the “Effective Time”).

(d) The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

Section 2.02. Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary, any holder of any shares in the share capital of the Company or any other Person:

(a) except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Company Share, including each of the Company Shares represented by American Depositary Shares, each representing six Company Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than Company Shares issued and outstanding immediately prior to the Effective Time that are owned by Parent, Merger Subsidiary, the Company or their respective Subsidiaries (collectively, “Excluded Shares”), all of which shall be cancelled without any consideration being exchanged therefor, and, subject to Section 2.04, other than Dissenting Shares, which shall have only those rights set forth in Section 2.04) shall be cancelled in consideration for the right to receive the following: (i) $5.125 in cash per Company Share, without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03; or (ii) in the case of Company Shares represented by ADSs issued and outstanding immediately prior to the Effective Time, (other than ADSs representing Dissenting Shares or Excluded Shares), $30.75 in cash per ADS, without interest (the “Per ADS Merger Consideration”), subject to the terms and conditions set forth in this Agreement and the Deposit Agreement, and all of the Company Shares, including Shares represented by ADSs (other than the Excluded Shares and, subject to Section 2.04, Dissenting Shares), shall cease to exist and no longer be outstanding, and each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, without interest, upon surrender of the Share Certificate (if any) or ADS representing such share in accordance with Section 2.03;

(b) immediately prior to the Effective Time each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Company Shares, cease to be outstanding, shall be surrendered, cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(c) each ordinary share of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding capital shares of the Surviving Company and the Register of Members of the Company shall be updated to reflect the holders of shares of the Merger Subsidiary as the holder of shares of the Surviving Company; and

(d) without limiting the other provisions of this Agreement, if, at any time during the period between the date hereof and the Effective Time, any change in the outstanding capital shares of the Company shall occur by reason of any reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share, the Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share and to provide to the holders of Company Shares (including Company Shares represented by ADSs) and Company Share Options the same economic effect as contemplated by this Agreement prior to such action.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company to act as agent (the “Paying Agent”) to receive the funds to which shareholders of the Company will become entitled pursuant to Section 2.02(a), Section 2.04 (in the case of Section 2.04, when ascertained) and Section 2.05 (collectively, the “Merger Consideration”), and Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time or in the case of payments pursuant to Section 2.04, when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Shares or ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall, pending its disbursement to the holders of Company Shares and ADSs, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.03(d) hereof, the Payment Fund shall not be used for any other purpose.

(b) As promptly as practicable after the Effective Time (and in any event within five Business Days in the case of record holders and three Business Days in the case of The Depository Trust Company or its nominee on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail, and The Depository Trust Company to deliver, to each Person who was, at the Effective Time, a holder of Company Shares as recorded in the Register of Members of the Company entitled to receive the Per Share Merger Consideration pursuant to Section 2.02: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Payment Fund to registered holders of Company Shares shall be effected and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Company Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.06) or non-certificated Company Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. To the extent applicable, the foregoing form of letter of transmittal may include a provision requiring any holders of Company Shares subject to foreign currency exchange controls under the Applicable Laws of the PRC to comply with the regulations of SAFE. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Company Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (y) the number of Company Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) or the number of Uncertificated Shares multiplied by (z) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (2) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement in connection with the transactions contemplated hereby) and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Company Shares or ADSs pursuant to the provisions of this Article 2. In the event of a transfer of beneficial ownership of Company Shares that is not registered in the Register of Members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Company Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Company Share is registered, it shall be a condition to such payment that (i) the Paying Agent be provided with such documents as it may reasonably require to evidence the transfer of shares or the entitlement of such Person and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Shares or establish to the reasonable satisfaction of the Paying Agent that such tax has been paid or is not payable.

(d) At any time following the date that is twelve months after the Closing Date, the Surviving Company will be entitled to require the Paying Agent to deliver to it any funds in the Payment Fund that had been made available to the Paying Agent and not disbursed to holders of Company Shares and ADSs (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not complied with this Article 2 and received the Per Share Merger Consideration or Per ADS Merger Consideration therefor shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.02(a), Section 2.04 and Section 2.05 and, subject to applicable abandoned property, escheat and other similar laws, receive in consideration therefor the aggregate Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, that may be payable upon compliance by that holder of the procedures set forth in Section 2.03(b) relating to delivery by such holder of evidence of such Company Shares or ADSs, without interest or dividends thereon.

(e) After the Effective Time, there shall be no further registration of transfers of Company Shares or ADSs. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company or the Paying Agent, they shall be cancelled and exchanged for the Merger Consideration provided for in accordance with the procedures set forth in this Article 2.

(f) The Per Share Merger Consideration paid (i) upon the delivery of a Share Certificate (if any) or (ii) in respect of any Uncertificated Shares in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Share Certificate or such Uncertificated Share, as applicable.

(g) To the fullest extent permitted by Applicable Law, none of Parent, Merger Subsidiary, the Company, the Surviving Company, the Paying Agent or the Depositary will be liable to any shareholders of the Company in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, shall not be sent to Company shareholders (including holders of ADSs) who are untraceable unless and until, except as provided below, they notify the Paying Agent or Depositary (as applicable) of their current contact details prior to the Effective Time. A holder of Company Shares or ADSs will be deemed to be untraceable if (i) it had no registered address in the Register of Members (or branch register) maintained by the Company or the Depositary, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed or (B) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholder Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(i) As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement dated as of August 16, 2010 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Parent, Merger Subsidiary and the Company agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.04. Dissenting Shares. No shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration as provided for in Section 2.02 with respect to the Company Shares owned by such shareholder (the “Dissenting Shares”) unless and until such shareholder shall have effectively withdrawn or lost such shareholder’s appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment of the fair value resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder’s Dissenting Shares, and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent (a) prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law that are received by the Company relating to Company shareholders’ dissenter’s rights, and (b) the opportunity to direct all offers, negotiations and proceedings with respect to the exercise of dissenter’s rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise its dissenter’s rights, or withdrawn or lost such rights under Section 238 of the Cayman Companies Law, shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 2.03.

Section 2.05. Company Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase Company Shares outstanding under any Company Share Plan (a “Company Share Option”) that has an exercise price per Company Share underlying such Company Share Option (the “Option Exercise Price”) that is less than the Per Share Merger Consideration (each such Company Share Option, an “In-the-Money Company Share Option”), whether or not exercisable or vested, shall be cancelled and converted into the right to receive an amount in cash, without interest, determined by multiplying (i) the excess of the Per Share Merger Consideration over the Option Exercise Price of such In-the-Money Company Share Option by (ii) the number of Company Shares subject to such In-the-Money Company Share Option (such amount, the “In-the-Money Company Share Option Merger Consideration”). Parent shall cause the Surviving Company to pay the In-the-Money Company Share Option Merger Consideration, less any amounts required to be deducted or withheld with respect to the making of such payment under any Applicable Law, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time) through the Surviving Company’s or its applicable Subsidiaries’ payroll. At or immediately prior to the Effective Time, each Company Share Option that has an Option Exercise Price that is equal to or greater than the Per Share Merger Consideration, whether or not exercisable or vested, shall be cancelled and the holder thereof shall not be entitled to receive any payment in exchange for such cancellation.

(b) Immediately prior to the Effective Time, each Company Share granted subject to vesting or other lapse restrictions under any Company Share Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by the holders of a Company Share generally.

(c) At or immediately prior to the Effective Time, each restricted share unit with respect to Company Shares granted under a Company Share Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration (such amount, the “Company RSU Merger Consideration”). Parent shall cause the Surviving Company to pay the Company RSU Merger Consideration, less any amounts required to be deducted or withheld with respect to the making of such payment under any Applicable Law, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time) (through the Surviving Company’s or its applicable Subsidiaries’ payroll).

(d) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Share Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting to terminate each Company Share Plan and any relevant award agreements applicable to the Company Share Plan, and to cancel any Company Share Option that is outstanding and unexercised, whether or not vested or exercisable, at the Effective Time (subject, in each case, to the award holder’s rights with respect to the treatment of such awards provided for in Section 2.05(a), (b), or (c), as applicable).

(e) After the Effective Time, the holders of Company Share Options, Company Restricted Shares and Company RSUs shall have the right to enforce, and shall be beneficiaries with respect to, the provisions of this Section 2.05.

(f) All payments pursuant to this Section 2.05 shall be made in accordance with and subject to the requirements of the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies promulgated by the SAFE (the “Stock Option Rules”).

Section 2.06. Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Share Certificate, the Merger Consideration to be paid in respect of the Company Shares represented by such Share Certificate, as contemplated by this Article 2.

Section 2.07. Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of Applicable Law. To the extent that amounts are so deducted or withheld and paid over to any Governmental Authority or Taxing Authority in accordance with this Section 2.07, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the holder of Company Shares or ADSs in respect of which such deduction or withholding was made.

ARTICLE 3

The Surviving Company

Section 3.01. Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by Applicable Law and such memorandum and articles of association; provided that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is Medtronic China Kanghui Holdings.”

Section 3.02. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the Surviving Company’s memorandum and articles of association and Applicable Law, the director of Merger Subsidiary at the Effective Time shall be the director of the Surviving Company. At the Effective Time, the Surviving Company shall have no officers.

ARTICLE 4

Representations and Warranties of the Company

Except as otherwise disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company and publicly available on the SEC’s internet website at least one Business Day prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other statements included in such Company SEC Documents that are predictive or forward-looking in nature) or in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power. (a) The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease, operate and use its properties and assets and to carry on its business as currently conducted, except where the failure to be so qualified, licensed or in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation (or other applicable entity) and (where applicable) is in good standing in each jurisdiction where ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Complete and correct copies of the memorandum and articles of association of the Company, as amended to the date of this Agreement, have been made available through filings with the SEC. The Company is not in violation of any of the provisions of its memorandum and articles of association.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate actions on the part of the Company. The affirmative vote of the holders of at least two-thirds of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholder Meeting in accordance with Section 233(6) of the Cayman Companies Law is the only vote of the holders of any of the Company’s capital shares necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, and (iii) resolved, subject to Section 6.03, to recommend authorization and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”). Subject to Section 6.03, such resolutions have not been amended, rescinded or withdrawn.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable rules of NYSE and (d) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company’s revenues in the fiscal year 2011 were less than RMB400 million.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company or any equivalent organizational documents of any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of 1,000,000,000 Company Shares and the Company is authorized to issue preferred shares, $0.001 par value per share, of the Company (“Company Preferred Shares”). As of September 24, 2012 (the “Reference Date”), there are (i) 142,320,744 shares of Company Shares outstanding (which number includes all outstanding Company Restricted Shares) and 800,856 Company Shares held by the Company or its designees and reserved for issuance under the Company Share Plans, (ii) an aggregate of 25,108,872 Company Shares subject to outstanding Company Share Options, (iii) no Company Shares subject to outstanding Company RSUs, and (iv) no Company Preferred Shares outstanding.

(b) All outstanding shares of the Company have been, and all shares that may be issued pursuant to any Company Share Plans or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid and nonassessable.

(c) Except as set forth in Section 4.05(a), and for changes since the Reference Date resulting from the exercise of Company Share Options, there are no issued, reserved for issuance or outstanding (i) capital shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for capital shares or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital shares, voting securities or securities convertible into or exercisable or exchangeable for capital shares or voting securities of the Company or (iv) restricted shares, restricted share units, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) No capital shares of the Company or Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease, operate and use its properties and assets and to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All of the outstanding capital shares of or other voting securities of, or ownership interests in, each Subsidiary of the Company, are duly authorized, validly issued, fully paid and nonassessable and is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws or transfer restrictions imposed under this Agreement), including any restriction on the right to vote, sell or otherwise dispose of such capital shares or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exercisable or exchangeable for, capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital shares or other voting securities of, or ownership interests in, or any securities convertible into, or exercisable or exchangeable for, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted share units, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d) Except for the capital shares or other voting securities of, or ownership interests in, its Subsidiaries and marketable securities purchased by the Company in the ordinary course of business, the Company does not own, directly or indirectly, any capital shares or other voting securities of, or ownership interests in, any Person.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the constitutional documents and certificates and related Contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by competent PRC Governmental Authorities.

(f) Except for those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all filings and registrations with the PRC Governmental Authorities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the SAFE, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company SEC Documents were prepared in accordance and complied in all materials respects with the requirements of the 1933 Act or the 1934 Act, as the case may be.

(b) The Company has provided Parent with correct and complete unredacted copies of all documents filed as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by the staff of the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC by the Company.

(c) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, designed and maintained disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the management of the Company by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any significant deficiencies or material weaknesses in Internal Controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Statement of Auditing Standards 115, as in effect as of the date of this Agreement.

(g) Since August 10, 2010, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since August 10, 2010.

(h) Since August 10, 2010, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim, including a concern raised by an employee of the Company or any Subsidiary, that the Company or any Subsidiary has engaged in questionable (with “questionable” meaning not in conformity with GAAP) accounting or auditing practices, (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company of any of its Subsidiaries, has reported evidence of a material violation of securities laws, material breach of fiduciary duty or similar material violation by the Company or any of its directors, officers, employees or agents to the Board of Directors of the Company or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act and (iii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of the Company or any committee thereof.

(i) Since August 10, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a Foreign Private Issuer.

(j) The Company is a Foreign Private Issuer.

Section 4.08. Financial Statements. The financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries included or incorporated by reference into the Company SEC Documents present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, the effect of which, individually and in the aggregate, is not material, and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) and were prepared in conformity with GAAP, Regulation S-X of the SEC and the rules and regulations of the Public Company Accounting Oversight Board (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved. Since August 10, 2010, the Company has been and is in compliance with the applicable rules and regulations of the 1933 Act, the 1934 Act and NYSE, except for any such noncompliance that would not, individually or in the aggregate, constitute a Material Adverse Effect.

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company shareholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date until the date hereof, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice, (b) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (c) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, known, unknown or otherwise, that are required in accordance with GAAP to be disclosed or reflected or reserved against the consolidated financial statements of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (c) liabilities or obligations incurred in connection with the transactions contemplated hereby and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. (a) The Company and each of its Subsidiaries are in compliance with, and are not under any current or pending or, to the knowledge of the Company, threatened investigation, audit or review by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations or investigations, audits or reviews that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any noncompliance that is material to the Company and its Subsidiaries taken as a whole with any Applicable Law that has not been cured.

(b) There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Each of the Company and its Subsidiaries that was incorporated outside of the PRC has complied in all material respects with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the SAFE) relating to overseas investment by PRC residents and citizens.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries, that is material to the Company or its Subsidiaries taken as a whole, for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid, legally binding and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

(c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned, leased or subleased by the Company or any of its Subsidiaries for the purposes for which it is currently being used. There are no latent defects or adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any of its Subsidiaries other than those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.15. Intellectual Property. (a) (i) The Company and its Subsidiaries own or otherwise hold the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) to the knowledge of the Company after reasonable inquiry, each item of Intellectual Property owned or identified as owned on the Company Disclosure Schedule (whether exclusively, jointly with another Person or otherwise) by the Company or a Subsidiary of the Company (“Company Owned IP”) is subsisting, valid and enforceable.

(b) The Company and/or its Subsidiaries are the sole and exclusive owner of all right, title and interest to and in the Company Owned IP, free and clear of any Liens (other than Permitted Liens).

(c) To the knowledge of the Company (without having conducted any freedom to operate analysis), (i) the operation of the business of the Company and each of its Subsidiaries, does not infringe or misappropriate or otherwise violate or make unlawful use of the Intellectual Property of any Person or constitute unfair competition or unfair trade practices under the Applicable Laws of any jurisdiction; (ii) there are no legal disputes or claims pending or, to the knowledge of the Company, threatened alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Third Party by the Company or any of its Subsidiaries; (iii) no interference, opposition, reissue, reexamination or other proceeding is or has been pending or, to the knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company Owned IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable; (iv) no trademark or trade name owned, used or applied for by the Company or any of its Subsidiaries in a jurisdiction conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person in such jurisdiction, and the Company and its Subsidiaries have taken reasonable steps to police the use of its trademarks in such jurisdiction; and (v) no act has been done or omitted to be done by the Company or any of its Subsidiaries which has impaired or dedicated, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Company IP or give any Person any rights with respect thereto.

(d) None of the Company or its Subsidiaries has any knowledge that any Company IP has been infringed, misappropriated or otherwise violated by any Third Party.

(e) The Company and its Subsidiaries have filed and are diligently preparing to file patent applications for all appropriate inventions in a manner and within a sufficient time period to avoid statutory disqualification of any potential patent application. To the knowledge of the Company (without having conducted any freedom to operate analysis), all prior art material to the patentability of the claims in any issued or applied-for patent of the Company and its Subsidiaries is cited in the respective issued patents, applications or associated file histories thereof, and there is no other material prior art with respect thereto. The Company and its Subsidiaries have complied with the duty of disclosure, candor and good faith in connection with each patent and patent application filed by the Company and its Subsidiaries so long as the patents and applications comply with the duty of disclosure in all respects.

(f) With respect to each item of Intellectual Property which is licensed by the Company or a Subsidiary (“Company Licensed IP”), the Company or Subsidiary has the right to use such Company Licensed IP in accordance with the terms of the license agreement governing such Company Licensed IP.

(g) Section 4.15(g) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Company Owned IP and all Company Licensed IP (other than generally available off-the-shelf shrink wrap software licenses), including (i) all Contracts pursuant to which any Intellectual Property is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries (whether exclusive or nonexclusive), and (ii) all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company Owned IP other than those set forth on Section 4.15(k) of the Company Disclosure Schedule. The Company and its Subsidiaries have paid all annuities and registration, maintenance and renewal fees and filed all statements of use reasonably necessary to maintain and protect the Company Registered IP and the Company and its Subsidiaries have no knowledge of any facts that could give rise to a claim that the Company Registered IP is invalid or unenforceable in whole or in part. The Company and its Subsidiaries have not engaged in any conduct, or omitted to perform any necessary act, the result of which would invalidate any Company Registered IP, including validly executing, delivering and filing in a timely manner all documents and instruments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in any Company Registered IP with the applicable Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Company Owned IP, including to as it relates to trade secrets, and to protect any confidential information provided to them by any other Person under obligation of confidentiality. The Company and its Subsidiaries have secured, and have a policy to secure, valid written confidentiality agreements and assignments of Company Owned IP from all consultants, contractors and Employees who contribute or have contributed (other than trivial contributions) to the creation, conception, reduction to practice or other development of any Intellectual Property developed on behalf of the Company or its Subsidiaries.

(i) None of the Company and its Subsidiaries is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company or its Subsidiaries to use, exploit, assert or enforce any Company IP anywhere in the world.

(j) Section 4.15(j) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Contracts containing royalties, fees, commissions and other amounts payable by the Company or any of its Subsidiaries to any other Person upon or for the use of any Company IP.

(k) Section 4.15(k) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each standard form of: (i) end user license agreement, subscription agreement or terms of use relating to any Company IP licensed by the Company to Third Parties; (ii) Intellectual Property development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or any confidentiality provision; (v) confidentiality or nondisclosure agreement; or (vi) patent remuneration agreement. There is no Contract related to any Company IP that deviates in any material respect from the corresponding standard form agreement used by the Company or any of its Subsidiaries, including any agreement with an Employee, consultant or independent contractor in which the Employee, consultant or independent contractor expressly reserved or retained any Intellectual Property related to the Company’s and its Subsidiaries’ business, research or development.

(l) To the knowledge of the Company, none of the Company or any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than indemnification provisions in the Company’s and its Subsidiaries’ standard forms of Contract related to any Company IP).

(m) The Company and its Subsidiaries have materially complied at all times with all Privacy Policies and with all Applicable Laws pertaining to privacy, User Data, Personal Data, data security and spyware.

(n) To the knowledge of the Company, the Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

(o) To the knowledge of the Company, neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) a breach of or default under any Contract related to any Company IP; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP; or (v) by the terms of any Contract, a reduction of any royalties, revenue sharing, or other payments that the Company and/or its Subsidiaries would otherwise be entitled to with respect to any Company IP.

Section 4.16. Taxes. (a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with all Applicable Law, and all such Tax Returns were, at the time of filing, true, accurate and complete in all material respects. The Company and its Subsidiaries have taken all reasonable steps to comply in all material respects with any applicable rules and regulations of the PRC Taxing Authority.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, other than such Taxes that are being contested in good faith by appropriate proceedings.

(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any income or franchise Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax Return

(e) There are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between the Company or any of its Subsidiaries and any Governmental Authority or Taxing Authority.

(f) There are no material Tax sharing agreements, Tax indemnity agreements or other similar agreements with respect to or involving the Company or any of its Subsidiaries (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) None of the Company or any of its Subsidiaries has any material liability for Taxes as a result of having been a member of any affiliated or consolidated group for Tax purposes under any Applicable Law (other than a group the common parent of which is the Company), or has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Applicable Law, or as a transferee or successor, by contract or otherwise.

(h) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of Applicable Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Applicable Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

(i) No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(j) The Company and each of its Subsidiaries have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

(k) All material Taxes that the Company or any of its Subsidiaries is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by Applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(l) Neither the Company nor any of its Subsidiaries has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

(m) Neither the Company nor any of its Subsidiaries is, and neither the Company nor any of its Subsidiaries has been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Neither the Company nor any of its Subsidiaries has filed an entity classification election under United States Treasury Regulation 301.7701-3.

Section 4.17. Employee Benefit Plans. (a) Section 4.17 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, practice, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (x) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law. Copies of the material Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been made available to Parent together with, if any, the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) No U.S. Plan is intended to be qualified under Section 401(a) of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each U.S. Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, including ERISA, the Code and the Stock Option Rules.

(e) Except as required by Applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with a termination of employment, to the extent such termination of employment alone would not trigger such benefit) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code as a result of the transactions contemplated by this Agreement.

(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) benefits in the nature of severance pay with respect to one or more of the Employee Plans identified in Section 4.17 of the Company Disclosure Schedule, (ii) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization or (iii) coverage or benefits the future cost of which is borne by the employee or former employee.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, (including any special provisions relating to qualified plans where such plan was intended so to qualify and, without limitation, the Stock Option Rules) and in good standing with applicable regulatory authorities and (ii) each International Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions.

(i) Section 4.17 of the Company Disclosure Schedule sets forth the following information (as of the date of this Agreement) with respect to, to the extent applicable, each of the Company Share Options, Company Restricted Shares, and Company RSUs (each, a “Company Share Award”) outstanding as of the date of this Agreement: (i) the name and principal location of employment of the Company Share Award recipient; (ii) the particular plan pursuant to which such Company Share Award was granted; (iii) the number of Company Shares subject to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; (vi) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; (vii) the date on which such Company Share Award expires; and (viii) whether the exercisability of or right to repurchase of such Company Share Award will be accelerated in any way by the transactions contemplated herein, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of the Company Share Plans pursuant to which Company has granted the Company Share Awards that are currently outstanding and repetitive sample forms of the award agreements evidencing such Company Share Awards. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each grant of Company Share Options was validly issued and properly approved by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Laws.

Section 4.18. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar agreement with a labor union or organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses and there is no current or pending charge or proceeding with respect to a violation of any occupational health and safety standards that has been asserted or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, (ii) labor union, work council or other organization representing or purporting to represent any Employees (as defined below), nor, to the knowledge of the Company, are there any organizational campaigns, petitions or other unionization activities seeking to organize any employees of the Company or any of its Subsidiaries or (iii) lockout, strike, slowdown, work stoppage or similar activity or threat thereof by or with respect to any Employees, and during the last three years there has not been any such action.

(b) Except as would not, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries is in compliance with all Applicable Laws in respect of employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have paid in full to all the Employees in connection with their businesses or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such persons and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any Employee, and neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for Employees (other than, in each case, agents in the ordinary course of business), neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to Employees or their labor or employment practices.

Section 4.19. Insurance Policies. Section 4.19 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies and fidelity bonds covering the assets, liabilities, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). The Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing Insurance Policies as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a cost that would not result in a Material Adverse Effect on the Company.

Section 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) no written notice, notification, demand, request for information, citation, summons or order, decree or injunction has been received and remains unresolved, no complaint has been filed and is pending and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law or lacks any Environmental Permit or, to the knowledge of the Company, threatens to revoke any Environmental Permit;

(b) the Company and each of its Subsidiaries has obtained and currently maintains all necessary Environmental Permits required to be maintained by them under Applicable Law in connection with the operation of its assets or properties or conduct of its business and the Company and its Subsidiaries are and, since January 1, 2012, have been in compliance with all applicable Environmental Laws and all applicable Environmental Permits; and

(c) there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries, and no property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance that has resulted in, or could reasonably be expected to result in, any obligation to conduct any remedial action of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

Section 4.21. Material Contracts. (a) Except for this Agreement, any Employee Plans and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets:

(i) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments to the Company of $250,000 or more in the Company’s fiscal year ended December 31, 2011 or (B) provides for aggregate payments to the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $250,000 or more in the Company’s fiscal year ended December 31, 2011 or (B) provides for aggregate payments by the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract pursuant to which the Company or any of its Subsidiaries has granted or has been granted any license to Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole;

(vi) each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $250,000 or (B) between or among any of the Company and its Subsidiaries;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $250,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(x) each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xi) each Contract entered into since January 1, 2012 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involve payment by the Company or any of its Subsidiaries of more than $250,000;

(xii) each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the 1934 Act; and

(xiii) each Contract that would be required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule or required to be disclosed pursuant to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received any notice in writing to terminate or not renew, in whole or in part, any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. No Material Contract has been amended or otherwise modified in any material respect in connection with obtaining any third party consent or approval required in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or made available by the Company to Parent.

Section 4.22. Customers and Suppliers. Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2011) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2011) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company has not received any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.23. No Secured Creditors; Solvency. (a) Neither the Company nor any of its Subsidiaries has any secured creditors.

(b) Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions to occur at the Closing, will not be insolvent.

Section 4.24. Compliance with Anti-Corruption and Certain Other Applicable Laws.

(a) Neither the Company nor any of its Subsidiaries is subject to any pending or, to the knowledge of the Company, threatened, investigation by the SFDA or any other Governmental Authorities in the PRC or elsewhere pursuant to anti-corruption laws with respect to corrupt practices in the procurement by government entities, hospitals and other healthcare providers of pharmaceutical products and services, including acceptance of kickbacks or other illegal gains and benefits or other applicable anti-corruption laws.

(b) Within the preceding five calendar years, neither the Company, any of its Subsidiaries or any of their respective officers or directors, nor, (y) to the knowledge of the Company, any of their respective employees, agents or other representatives or (z) to the actual knowledge of the Company (without any obligation of inquiry or investigation) any of their respective distributors, in each case in connection with the activities and affairs relating to the Company or any of its Subsidiaries and in each case in violation of Applicable Law, either directly or indirectly: (i) has used or is using any funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has used or is using any funds for any direct or indirect unlawful payment to any foreign or domestic Government Official or political party or official thereof or any candidate for any political office; (iii) has violated or is violating any provision of, or any rule or regulation issued under, any Applicable Law with the effect of prohibiting corruption or bribery, including, to the extent applicable, (A) the US Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (the “FCPA”), (B) the US Travel Act, 18 U.S.C. § 1952, (C) any Applicable Law enacted in any applicable jurisdiction in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or (D) any other law, rule, regulation, or other legally binding measure of any foreign or domestic jurisdiction of similar effect or that relates to bribery or corruption (collectively, “Anti-Bribery Laws”); (iv) has failed to maintain in all material respects complete and accurate books and records as required by applicable Anti-Bribery Laws; (v) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (vi) has made, offered to make, promised to make, ratified or authorized the payment or giving, directly or indirectly, of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, gift or anything of value to a foreign or domestic Government Official or political party or official thereof or any candidate for any political office to secure or attempt to secure any improper business advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business; or (vii) has otherwise taken any action that has caused, or would reasonably be expected to cause the Company or any of its Subsidiaries to be in violation in any material respect of any applicable Anti-Bribery Law. The Company and its Subsidiaries have conducted their businesses in compliance with the FCPA and other applicable Anti-Bribery Laws in all material respects and have instituted and maintain policies and effective disclosure controls and procedures and an internal accounting system designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith and that violations of the FCPA and PRC and other applicable Anti-Bribery Laws will be prevented, detected and deterred.

(c) Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective employees, agents or other representatives has, in connection with the activities and affairs of the Company or any of its Subsidiaries within the preceding five calendar years, violated any applicable Anti-Bribery Law, or otherwise caused the Company or any of its Subsidiaries to be in violation of any applicable Anti-Bribery Law.

(d) None of the Company nor any of its Subsidiaries (nor any of their respective directors, officers, executives, employees, agents or other representatives), is party to or otherwise subject to the terms of any corporate integrity agreement, non-prosecution agreement, deferred prosecution agreement or any other arrangement similar to any of the foregoing arising from or otherwise relating to any such Proceeding.

(e) Since August 10, 2010, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of the Company and its Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Applicable Laws. All products shipped by the Company and its Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Applicable Laws.

(f) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors is: (i) a Person that appears on the Specially Designated National and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); or (ii) a Person with whom a U.S. person (as defined in the laws and regulations administered by OFAC, 31 C.F.R. Parts 500-598 (the “OFAC Regulations”)) or a Person subject to the jurisdiction of the United States (as defined by the OFAC Regulations) is otherwise prohibited from dealing under the OFAC Regulations (a “Sanctions Target”). Neither the Company nor any of its Subsidiaries is, directly or indirectly, owned or controlled by, or under common control with, or, to the knowledge of the Company, acting for the benefit of or on behalf of any Sanctions Target. Neither the Company nor any of its Subsidiaries is located in or incorporated in Iran, Sudan, Syria, Cuba, Burma or North Korea. Neither the Company nor any its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was a Sanctions Target. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any representative or Affiliate of the Company or any of its Subsidiaries has since August 10, 2010 violated or is in violation in any material respect of any sanctions administered by OFAC or any similar Applicable Laws.

(g) No Governmental Authority has, to the Company’s knowledge, initiated, threatened to initiate, conducted, or concluded a material investigation or other proceeding against the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, agents or other representatives, of alleged violations by the Company or any of its Subsidiaries, or any of their respective Affiliates, of any Applicable Laws referenced in Section 4.24.

Section 4.25. Interested Party Transactions. No director, officer or other Affiliate of the Company or any of its Subsidiaries, or any individual in such person’s immediate family, has, directly or indirectly, (a) a material economic interest in any person that (i) has furnished or sold, or furnishes or sells, services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (ii) is otherwise engaged in business as a competitor of the Company or any of its Subsidiaries; (b) a material economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services; (c) a beneficial interest in any Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule; (d) any material contractual or other arrangement with the Company or any of its Subsidiaries (other than an Employee Plan); or (e) received any material payment or other material benefit from the Company or any of its Subsidiaries (except for payments and benefits received pursuant to an Employee Plan or otherwise in connection with such person’s employment), has filed a cause of action or other claim against, or owes or has advanced any material amount to, the Company or any of its Subsidiaries; provided that ownership of no more than one percent of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.25. No director, officer or employee of the Company or any of its Subsidiaries, or any individual in such person’s immediate family, or any affiliate of the foregoing persons, holds, directly or indirectly, any material economic interest in the Minority Interest in any Subsidiary of the Company. As used in this Agreement, “Minority Interest,” with respect to any Subsidiary of the Company, means (a) any shares, securities or other equity interests in such Subsidiary that are not owned, directly or indirectly, by the Company, or (b) a person that holds any such shares, securities or equity interests. None of the Company or its Subsidiaries has, since December 31, 2011, extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or materially modified any term of any such extension or maintenance of credit.

Section 4.26. Finders’ Fees. Except for Piper Jaffray & Co., a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.27. Opinion of Financial Advisor. The Company has received the opinion of Piper Jaffray & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than holders of Excluded Shares) and the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of the ADSs (other than holders of ADSs representing any Excluded Shares). A signed copy of each such opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

Section 4.28. Antitakeover Statutes; Charter Provisions. The Board of Directors of the Company has approved the Merger, this Agreement and ancillary agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement and ancillary agreements the limitations on business combinations contained in any restrictive provisions of any anti-takeover statute or regulation (including the Cayman Companies Law), or restrictive provision of any applicable anti-takeover provision in the Company’s memorandum and articles of association. In this regard, the Board of Directors of the Company has taken all requisite action such that none of Parent, Merger Subsidiary or any of their Affiliates shall become subject to any such anti-takeover provisions, solely by reason of the approval, execution or delivery of this Agreement or ancillary agreements or the consummation of the transactions contemplated hereby or thereby. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

Section 4.29. Compliance with Medical Device and Other Laws, Licenses. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with SFDA regulations, FDA regulations, the EU Medical Devices Directives and other laws in the PRC, the U.S. and the European Union, in each case to the extent applicable to the Company or its Subsidiaries as manufacturers of medical devices, including obtaining applicable production permits, product registrations and quality control standards in manufacturing the medical device products.

(b) Neither the Company nor any of its Subsidiaries is debarred under the Applicable Law of the PRC on the Administration of Medical Devices (the “Medical Devices Law”), the U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”) or the EU Medical Devices Directives, or otherwise excluded from or restricted in any manner from participation in, any government program related to medical device products. No investigation, audit or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any material non-compliance with any Applicable Laws that has not been cured.

(c) Each of the Company and its Subsidiaries has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by the Governmental Authorities necessary for the lawful conduct of its business (the “Company Permits”) as presently conducted, except those the absence of which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Each of the products and product candidates publicly commercialized by the Company and its Subsidiaries is being and at all times has been developed, tested, manufactured, handled, marketed, distributed, and stored by the Company and its Subsidiaries, as applicable, in compliance in all material respects with the Applicable Laws.

(e) All preclinical tests and clinical trials were, since August 10, 2010, and if still pending, are being conducted by the Company and its Subsidiaries in all material respects in accordance with protocols filed with the appropriate Governmental Authorities for each such test or trial, as the case may be, and with standard medical and scientific research procedures including good clinical practice and good laboratory practice regulations. Each such study has been conducted using clinical practices sufficient in all material respects to allow the resulting data to be included in the Company’s regulatory filings, and, to the knowledge of the Company, there is nothing included in such data that the Company believes would reasonably be expected to cause any such regulatory submission to be disallowed or delayed or that the Company believes would indicate that the relevant product will not perform as intended. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from the SFDA, the FDA, the European Commission or from any other PRC, U.S., EU or other government or medical device regulatory agency requiring the termination, suspension or modification of any clinical trials conducted by the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, or any material “dear doctor” letter, investigator notice, safety alert or other similar material notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any material product. The Company and its Subsidiaries have no knowledge of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such products, or (iii) a termination or suspension of the marketing of such products, in each case that would be material to the Company and its Subsidiaries taken as a whole.

(g) Neither the Company nor any of its Subsidiaries has received any written notice that the SFDA, the FDA, the European Commission or any other Governmental Authority has commenced, or, to the knowledge of the Company, threatened to initiate, any action to (i) withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any medical device, (ii) enjoin manufacture or distribution of any medical device, or prevent the promotion of any medical device in the manner currently conducted by the Company and its Subsidiaries, (iii) enjoin the manufacture or distribution of any medical device produced at any facility where any medical device is manufactured, tested, processed, packaged or held for sale, or (iv) undertakes a material investigation of the Company or its products or its practices related thereto.

(h) To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of the SAFE.

Section 4.30. No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Subsidiary acknowledge the foregoing. Neither the Company nor any other person will have or be subject to any liability to Parent or Merger Subsidiary, or any other person resulting from the distribution to the Parent or any of its affiliates or Representatives, or the Parent’s (or any of or any of its affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives, unless any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. (a) Each of Parent and Merger Subsidiary is a corporation and exempted company, respectively, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent indirectly, through subsidiaries, owns beneficially and of record all of the outstanding capital shares of Merger Subsidiary.

(b) Parent has heretofore made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and the memorandum and articles of association of Merger Subsidiary as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate actions. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (c) compliance with any applicable rules of the NYSE and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the memorandum and articles of association of Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset of Parent or any of its Subsidiaries is bound or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Financing. Parent has, and as of the Effective Time has and shall have at all times between the date hereof and the Effective Time, sufficient funds available to fully fund all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including payment of the aggregate Merger Consideration and payment of all fees and expenses related to the transactions contemplated by this Agreement.

Section 5.07. Certain Arrangements. There are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary or any of the Subsidiaries of Parent, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 5.08. Litigation. There are no actions pending or, to the knowledge of Parent and Merger Subsidiary, threatened against Parent, Merger Subsidiary or any of the Subsidiaries of Parent, other than any such action that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary, and neither Parent nor Merger Subsidiary nor any of the Subsidiaries of Parent is a party to or subject to the provisions of any order which would reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary.

Section 5.09. Ownership of Company Shares. Other than as a result of this Agreement, neither Parent nor Merger Subsidiary beneficially owns (as such term is used in Rule 13d-3 promulgated under the 1934 Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.10. Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Representatives, and neither Parent nor Merger Subsidiary shall, and shall cause their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Section 5.11. No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE 6

Covenants of the Company

The Company agrees that:

Section 6.01. Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from and after the date hereof and prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, assets and goodwill, (ii) keep available the services of its directors, officers and key employees and (iii) maintain satisfactory relationships with its customers, distributors, licensees, licensors, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), between the date hereof and the Effective Time, as applicable, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents (whether by merger, consolidation or otherwise) or adopt a Shareholder rights plan;

(b) (i) split, combine or reclassify any of its capital shares, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital shares of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Share Options in order to pay the exercise price thereof, (B) the withholding of Company Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Share Plans, (C) the acquisition by the Company of Company Share Options and Company Restricted Shares in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Shares upon the exercise of Company Share Options that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (B) as required by any Employee Plan as in effect on the date of this Agreement and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) authorize or incur any capital expenditures or make any commitments, obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $1,000,000 in the aggregate;

(e) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries, or create any new Subsidiaries;

(f) acquire (by merger, scheme of arrangement, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $500,000;

(g) sell, license, lease or otherwise transfer, or create, grant or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, property (whether real, personal or mixed, and including leasehold interests and intangible property), interests or businesses if the aggregate amount of consideration paid or transferred to, or amount created, granted or incurred by, the Company and its Subsidiaries would exceed $500,000, other than (i) pursuant to existing contracts or commitments or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business consistent with past practice;

(h) (i) repurchase, prepay, assume or incur, amend or modify any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice or (B) accounts payable in the ordinary course of business consistent with past practice), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

(i) except as is in the ordinary course of business, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof, (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof) if such amendment, renewal, extension, modification, termination, waiver, release or assignment would be materially adverse to the Company and its Subsidiaries or (iii) enter into a new agreement related to a clinical trial with regard to the Company’s products or amend or terminate any of the agreements or protocols related to the clinical trials listed on Section 4.29(e) of the Company Disclosure Schedule;

(j) enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

(k) except (w) as required by the terms of any Employee Plan as in effect on the date of this Agreement, (x) in the ordinary course of business, or (y) consistent with Section 6.01(i) of the Company Disclosure Schedule: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) make any Person a participant in or party to any severance plan or grant any material increase in severance, change of control or termination compensation or benefits, (iv) establish, adopt, enter into or materially amend any Employee Plan (other than offer letters that contemplate “at will” employment, where permitted by Applicable Law, or employment agreements consistent with the Company’s practices in the applicable jurisdiction) or collective bargaining agreement, (v) except as permitted by clause (iii) and (vi) of this Section 6.01(k), take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan, or (vi) make any Person a participant in or party to any plan, agreement or arrangement under which such Person is not as of the date of this Agreement a participant or party which would entitle such Person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by this Agreement; provided that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions based on job performance or workplace requirements, Employee Plans and benefits and compensation practices and arrangements (excluding equity grants) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

(l) make any change in any financial accounting policies, procedures, principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(m) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any litigation, other proceedings or investigation, or claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000 in any individual case, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $250,000 in any individual case;

(n) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the 1934 Act) or any of the Company’s Affiliates other than wholly-owned Subsidiaries of the Company or pursuant to agreements in force on the date of this Agreement as set forth in the Company Disclosure Schedule;

(o) permit any item of Company IP to lapse or to be abandoned or disclaimed, or sold, transferred, licensed, mortgaged, surrendered or cancelled, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company IP;

(p) make or change any Tax election, file any amended Tax Return (except as required by Applicable Law), enter into any closing agreement with respect to Taxes, settle any Tax claim or assignment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period for the assessment of any Tax;

(q) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(r) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Shareholder Meeting. (a) The Company shall convene and hold an extraordinary general meeting of its shareholders (the “Company Shareholder Meeting”) as soon as reasonably practicable after the date hereof for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the immediately preceding sentence, after consultation in good faith with Parent, the Company may adjourn or postpone the Company Shareholder Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) as otherwise required by Applicable Law, (iii) if the Board of Directors of the Company determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law or (iv) if as of the time for which the Company Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Company Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting. If the Company Shareholder Meeting is adjourned or postponed, the Company shall convene and hold the Company Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence.

(b) Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders and (ii) use its reasonable best efforts to obtain the Company Shareholder Approval. Without limiting the foregoing, the Board of Directors of the Company shall, upon the request of Parent, retain a proxy solicitation firm reasonably acceptable to Parent to solicit shareholder proxies in connection with the Company Shareholder Meeting. The Company shall, upon the reasonable request of Parent, request the proxy solicitor (if one is retained) to advise Parent and the Company at least on a daily basis on each of the last ten Business Days (or such shorter period as may exist between the date of mailing the Proxy Statement and the date of the Company Shareholder Meeting) prior to the date of the Company Shareholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

(c) The Company shall establish a record date for purposes of determining the holders of Company Shares entitled to notice of and vote at the Company Shareholder Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by Applicable Law. The chairman of the Company shall preside and duly demand a poll to vote on this Agreement, the Merger and the other transactions contemplated hereby at the Company Shareholder Meeting.

Section 6.03. Acquisition Proposals. (a) Subject to Sections 6.03(c) and 6.03(e), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants, agents and other advisors or representatives (collectively, “Representatives”) to directly or indirectly (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of, or efforts or attempt to make, any proposal, offer or announcement (including any proposal, offer or announcement to its shareholders) that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party in furtherance of or in order to knowingly facilitate or encourage such inquiries or obtaining an Acquisition Proposal or (iii) approve, agree to accept, execute or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement, scheme of arrangement or other similar agreement or obligation relating to an Acquisition Proposal or (iv) resolve, propose or agree to do any of the foregoing. Any breach or violation of the provisions set forth in this Section 6.03 by any Representative of the Company or any of its Subsidiaries will be deemed a breach or violation of this Section 6.03 by the Company. The Company agrees that it and its Subsidiaries will immediately cease and cause to be terminated, and it will not permit its Representatives to continue, any existing activities, discussions or negotiations with any Third Parties with respect to any Acquisition Proposal. Without limiting the foregoing, the Company will immediately terminate access to any electronic data room or similar document repository currently being provided to any Third Party.

(b) Subject to Sections 6.03(e) and 6.03(f), the Board of Directors of the Company will not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to the Parent or Merger Subsidiary, the Company Board Recommendation, or propose publicly to take any such action, (ii) with respect to the receipt of an Acquisition Proposal, fail to confirm publicly through a press release or similar means the Company Board Recommendation within five Business Days after the date when requested in writing to do so by Parent (provided that Parent may not make more than one such request per Acquisition Proposal), (iii) fail to include the Company Board Recommendation in the Proxy Statement or (iv) approve, endorse or recommend any Acquisition Proposal, or propose publicly or otherwise resolve or to take any such action (an “Adverse Recommendation Change”).

(c) Notwithstanding Section 6.03(a), at any time prior to obtaining the Company Shareholder Approval, the Company may furnish information to, and enter into discussions with, any Third Party who has made an unsolicited, bona fide written Acquisition Proposal that did not arise or result from a material breach of Section 6.03 if and only if (i) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has (A) determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor), that such proposal or offer constitutes or would be reasonably expected to result in a Superior Proposal and (B) determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, and (ii) the Company has obtained from such Person an executed Acceptable Confidentiality Agreement; provided that, prior to or substantially concurrently with the time it is made available to such Third Party, the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party and that was not previously made available to Parent.

(d) The Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any request of any non-public information relating to the Company or any of Subsidiaries, or the initiation of any inquiry, discussions or negotiations regarding any Acquisition Proposal with the Company, its Subsidiaries or any of its Representatives. Such notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, and the Company shall provide, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and state whether the Company has any intention to provide confidential information to such Person. The Company shall keep Parent informed, on a reasonably current basis of the status of any such Acquisition Proposal, and of any material changes, developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than 48 hours) after receipt thereof all copies of proposed transaction agreements or proposal letters sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent or, subject to Section 6.03(i), release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with an Acquisition Proposal.

(e) Notwithstanding Sections 6.03(a) and 6.03(b), at any time prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company may make an Adverse Recommendation Change in response to an Acquisition Proposal or terminate this Agreement pursuant to Section 10.01(d)(i) if (i) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor), that such Acquisition Proposal constitutes a Superior Proposal, (ii) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, (iii) the Company shall have complied in all material respects with all other requirements of Section 6.03 of this Agreement with respect to such proposal or offer, (iv) the Company notifies Parent in writing, at least three Business Days before taking such action, of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated (or if there is no such proposed agreement, specifying the material terms and conditions of such Superior Proposal) and identifying the Third Party making such Superior Proposal and (v) the Board of Directors of the Company (A) shall have negotiated with and caused its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, (B) shall have considered in good faith any revisions to this Agreement irrevocably proposed in writing by Parent in a manner that would form a binding Contract if accepted by the Company and (C) shall have determined, by vote or consent of a majority of its members, that such Acquisition Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(e) and compliance with the other provisions of this Section 6.03(e) with respect to such amended Superior Proposal).

(f) Notwithstanding Section 6.03(b), at any time prior to obtaining the Company Shareholder Approval, if an Intervening Event has occurred and a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change; provided that the Board of Directors shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(g) Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Shareholder Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Adverse Recommendation Change (whether arising from an Acquisition Proposal or an Intervening Event). Prior to the termination of this Agreement in accordance with Article 10, the Company shall not submit to the vote of its shareholders any Acquisition Proposal or enter into any Contract or commitment with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.03(c)), or (subject to Section 6.03(e)) propose to do so.

(h) Nothing contained in this Section 6.03 shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) and its other disclosure requirements under United States federal or state law, or other Applicable Laws, with regard to an Acquisition Proposal; provided that if such disclosure includes an Adverse Recommendation Change, such disclosure shall be deemed to be an Adverse Recommendation Change and Parent and Merger Subsidiary shall have the right to terminate this Agreement as set forth in Section 10.01(c)(i) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the 1934 Act, shall not be deemed an Adverse Recommendation Change.

(i) The Company hereby releases Parent and its Affiliates from the “standstill” provisions contained in paragraph 5 of the Confidentiality Agreement. Upon the Company’s receipt prior to obtaining the Company Shareholder Approval of an unsolicited written request by any Third Party with which the Company has entered into a written confidentiality or standstill agreement prior to the date of this Agreement, the Board of Directors of the Company may take action to release such Third Party from any “standstill” provisions contained in such agreement provided that a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. The Company shall notify Parent in writing within 24 hours of granting any such release. Such notice shall include information in reasonable detail regarding the identity of the Third Party requesting such release and any agreements or instruments to be entered into by the Company in connection with such release. Except as expressly provided in this Section 6.03(i), the Company shall not take any action to release any Third Party from, or otherwise take any action to waive, any “standstill” provision of any confidentiality or standstill agreement to which it is a party without the prior written consent of Parent.

(j) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements (A) need not contain “standstill” provisions and (B) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Agreement.

(ii) “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (A) is unknown by the Board of Directors of the Company as of or prior to the date of this Agreement, and (B) occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and on or prior to the date of the Company Shareholder Approval; provided that the receipt by the Company of an Acquisition Proposal or Superior Proposal will not be deemed to constitute an Intervening Event.

(iii) “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal made by a Third Party for at least 66-2/3% of the outstanding Company Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries that a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor) and outside legal counsel, and taking into account such factors as the Board of the Directors of the Company considers appropriate, which may include legal, financial, regulatory and other aspects of the Acquisition Proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the Person or group making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances) and any changes to the terms of this Agreement which may have been proposed by Parent pursuant to Section 6.03(e) in response to such Acquisition Proposal or otherwise, to be (A) more favorable to the Company’s shareholders from a financial point of view than the Merger (taking into account any irrevocable written proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(e)) and (B) reasonably likely to be consummated; provided that no Acquisition Proposal shall be deemed to be a “Superior Proposal” (x) if the definitive agreement for such Superior Proposal contains a “due diligence” condition in favor of the Third Party or (y) unless in the good faith judgment of the Board of Directors of the Company, any financing required to consummate the transaction contemplated by such Acquisition Proposal is determined to be reasonably obtainable by the Third Party.

Section 6.04. Access to Information. (a) From the date hereof until the Effective Time, and subject to Applicable Law and the Confidentiality Agreement, the Company shall, and shall cause its Subsidiaries to, (a) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books, contracts, commitments and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors, and other authorized representatives such existing financial and operating data and other existing information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in such access and to furnish promptly to Parent and its authorized representatives all information concerning its business, properties and personnel as may reasonably be requested. The Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request. Any access pursuant to this Section shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company.

(b) Notwithstanding anything to the contrary in Section 6.04(a), nothing in this Agreement shall require the Company or any of its Subsidiaries or Representatives to provide Parent or any of its Representatives with access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a Third Party, (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by Applicable Law, or (iv) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

Section 6.05. Record ADS Holders. The Company shall instruct the Depositary to (i) fix the record date established by the Company for the Company Shareholder Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Company Shares represented by ADSs (the “Record ADS Holders”), (ii) deliver the Proxy Statement to all Record ADS Holders, and (iii) vote all Company Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

Section 6.06. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation or regulatory action against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation or regulatory action shall be settled without Parent’s prior written consent; provided that such consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.07. Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors and officers of the Company and the Subsidiaries designated by Parent.

Section 6.08. Takeover Statutes. If any anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Board of Directors of the Company (or any other appropriate committee of the Board of Directors of the Company) shall grant all approvals and use their reasonable best efforts to take all actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or otherwise act to eliminate or minimize the effects of such anti-takeover statute or regulation on such transactions.

Section 6.09. Exercise of Call Option. At such time that is reasonably close to the projected Closing Date, but in any event prior to March 31, 2013, the Company shall exercise its call option with respect to, and use its reasonable best efforts to complete and register with the PRC registration authorities, the acquisition of 20% of the equity interest in Beijing Wei Rui Li from Wang Jialu pursuant to Section 8.9.1 of, and in accordance with the terms of, the Equity Transfer Contract dated December 23, 2010 between the Company, Wang Jialu, Wang Shuo, Zhao Xiuqing and Beijing Wei Rui Li.

ARTICLE 7

Covenants of Parent

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote or cause to be voted all Company Shares beneficially owned by it or any of its Subsidiaries in favor of adoption and approval of this Agreement at the Company Shareholder Meeting.

Section 7.03. Indemnification and Insurance. Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, to indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Cayman Companies Law or any other Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the memorandum and articles of association of the Surviving Company and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Company or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the memorandum and articles of association of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the premium per annum payable for such “tail” insurance policy shall not exceed 200% of the amount per annum the Company paid in its last full fiscal year (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d) If Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, under Cayman Companies Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Company under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

Section 7.04. Employee Matters. (a) For a period of 12 months following the Closing, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”), Parent shall, or shall cause the Surviving Company to, for so long as each such Company Employee is engaged by Parent, the Surviving Company or any of their Affiliates provide compensation and employee benefits to such Company Employee that, taken as a whole, have a value that is not less favorable in the aggregate to the Company Employee than those provided to the Company Employee immediately prior to the Effective Time. Notwithstanding the foregoing, but subject to Section 7.04(b), nothing contained herein shall obligate Parent, the Surviving Company or any of their affiliates to maintain any particular employee benefit plan or retain the employment of any Company Employees.

(b) Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Company to, assume, honor and continue during the 12-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, CIC retention and termination plans and agreements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or with the consent of the applicable Company Employee.

(c) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Company or any of its Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or its Affiliates; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall waive, or shall cause the Surviving Company or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Company or any of their Affiliates in which any Company Employee ( or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Parent shall recognize, or shall cause the Surviving Company or any of its Affiliates to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) Without limiting the generality of Section 11.06, nothing in this Section 7.04 shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Company or any of their Affiliates, nor be construed in any way as modifying or amending the provisions of an Employee Plan.

Section 7.05. Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Subsidiary shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that they have adequate capital resources available to pay the Merger Consideration at the Effective Time (or, in the case of payments required to be made under Section 2.04, when ascertained).

Section 7.06. No Impeding Actions. Each of Parent and Merger Subsidiary agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger or the other transactions contemplated under this Agreement.

ARTICLE 8

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (a) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, (c) subject in all cases to Section 7.06, defending or contesting any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby; provided that without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Company and its Subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining any approval, consent or waiver specified in clause (b) above, or in connection with defending or contesting any action, suit or proceeding specified in clause (c) above; provided that if Parent does not grant such consent then such an action or event cannot be deemed a breach of a representation, a warranty, a covenant or this Agreement by the Company, or be taken into account in determining compliance with conditions in, or the termination of, this Agreement.

Section 8.02. Proxy Statement. As promptly as practicable following the date hereof, the Company shall prepare and mail the Proxy Statement to the Company’s shareholders and furnish the Proxy Statement to the SEC under cover of Form 6-K. The Company will provide Parent, Merger Subsidiary and their counsel a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, in advance of furnishing such document to the SEC or mailing to the Company’s shareholders. The Company will consider in good faith any comments reasonably proposed by Parent, Merger Subsidiary and its counsel. The Proxy Statement shall include as an annex the opinion of Piper Jaffray & Co. referenced in Section 4.27. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger, and the Board of Directors of the Company shall take all reasonable action to obtain the adoption of this Agreement by the holders of the Company Shares. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable following the date hereof. Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably required in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be mailed to its shareholders, to the extent required by Applicable Law.

Section 8.03. Public Announcements. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, each of Parent, Merger Subsidiary and the Company agree that it will not issue any press release, have any communication with the press (whether or not for attribution), make any other public statement or schedule any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release, communication, other public statement, press conference or conference call may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association as determined in good faith by such Party, in which case the party required to make the press release, communication or other public statement shall use its reasonable best efforts to allow each other party reasonable time to comment on such press release, communication or other public statement in advance of such issuance.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.06. Stock Exchange De-listing; 1934 Act Deregistration. As promptly as possible following the Effective Time, the Surviving Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of NYSE to enable the de-listing by the Surviving Company of the Company Shares and the ADSs from NYSE and the deregistration of the Company Shares and the ADSs under the 1934 Act as promptly as practicable after the Effective Time.

ARTICLE 9

Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with Cayman Companies Law and the Company’s memorandum and articles of association; and

(b) Subject to Section 9.01(b) of the Company Disclosure Schedule, no court or other Governmental Authority of competent jurisdiction described on Section 9.01(b) of the Company Disclosure Schedule shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, determination, decree, preliminary or permanent injunction or other order that is in effect and that (i) restrains, enjoins or otherwise prohibits consummation of the Merger, (ii) provides a reasonable basis to conclude that the Company, Parent or Merger Subsidiary, any of their respective Affiliates or any of their respective directors or officers would be subject to the risk of criminal liability in connection with the consummation of the Merger or (iii) imposes limitations on the ability of Parent to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Company, or restricts the ability of Parent to own the business or operations of the Company or any of its Subsidiaries, in any of the foregoing cases in this clause (iii) that would reasonably be expected, individually or in the aggregate, to materially and adversely effect Parent or the Company and its Subsidiaries, taken as a whole (collectively, “Restraints”).

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed or complied in all material respects all of its material obligations hereunder required to be performed by it or complied with at or prior to the Closing Date, (ii) (A) the representations and warranties of the Company contained in Section 4.01(a) (first sentence), 4.02, 4.05(a), 4.17(i)(iii), 4.17(i)(iv) and 4.27 shall be true and correct in all but de minimis respects (which, in the case of the representations and warranties set forth in Sections 4.05(a), 4.17(i)(iii) and 4.17(i)(iv), shall mean an inaccuracy of less than one half of one percent of the outstanding Company Shares) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of this clause (B) only, where the failure of such representations and warranties to be true and accurate have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b) since the date hereof, there shall not have been any Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed or complied in all material respects all of its obligations hereunder required to be performed by it or complied with at or prior to the Closing Date; (b) the representations and warranties of Parent shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Subsidiary of their respective obligations under this Agreement; and (c) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Section 9.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Subsidiary may rely on the failure of any condition set forth in Article 9 to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement or to act in good faith or to use its reasonable best efforts to consummate the Merger.

ARTICLE 10

Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the date that is eight months after the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of or failure to comply with its obligations under this Agreement is the primary cause of the failure of the Merger to be consummated by the End Date;

(ii) any Restraint shall be in effect that permanently makes illegal or otherwise prohibits consummation of the Merger or permanently enjoins the Company, Parent or Merger Subsidiary from consummating the Merger, and such Restraint shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of or failure to comply with its obligations under this Agreement is the primary cause of the imposition of such Restraint; or

(iii) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) prior to the receipt of the Company Shareholder Approval, an Adverse Recommendation Change shall have occurred; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred, or if any representation or warranty of the Company shall have become untrue and incorrect, that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s breach of any provision of this Agreement would cause the conditions set forth in Section 9.03 not to be satisfied; or

(d) by the Company, if:

(i) prior to the receipt of the Company Shareholder Approval, the Board of Directors of the Company determines to terminate this Agreement when permitted to do so in accordance with Section 6.03 in order to permit the Company, in compliance with Section 6.03, to enter into a definitive written agreement providing for a Superior Proposal, which agreement shall be entered into as soon as practicable after the effectiveness of the written notice of such termination by the Company given in accordance with this Section 10.01; provided that as an additional condition to the effectiveness of such termination, the Company will be required to pay the Company Termination Fee payable pursuant to Section 11.04(b) concurrently with the termination of this Agreement; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred, or if any representation or warranty of the Parent or Merger Subsidiary shall have become untrue and incorrect, that would cause the conditions set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause the condition set forth in Section 9.02(a) not to be satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party in accordance with Section 11.01. The effective time of the termination of this Agreement shall be the time such notice of termination is delivered to the recipient in accordance with Section 11.01.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (a) the provisions of Section 8.03, this Section 10.02 and Article 11 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any provision of this Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Medtronic, Inc. 710 Medtronic Parkway Minneapolis, Minnesota 55432-5604
Attention:	Chad M. Cornell
Vice President Corporate Development
Facsimile No.:	(763) 367-1625
Email:	chad.cornell@medtronic.com

and

Attention:	D. Cameron Findlay
Senior Vice President, General Counsel and Secretary
Facsimile No.:	(763) 572-5459
Email:	cameron.findlay@medtronic.com

with a copy to (which will not constitute notice):

Baker & McKenzie LLP 300 East Randolph Street Chicago, Illinois 60601
Attention:	Craig A. Roeder
Facsimile No.:	312-698-2365
Email:	craig.roeder@bakermckenzie.com

and

Baker & McKenzie 23rd Floor, One Pacific Place 88 Queensway, Hong Kong SAR
Attention:	Brian Spires
Facsimile No.:	852-2842-1772
Email:	brian.spires@bakermckenzie.com

if to the Company, to:

China Kanghui Holdings No.1-8 Tianshan Road Xinbei District, Changzhou, Jiangsu Province 213022 People’s Republic of China
Attention:	Chief Executive Officer
Facsimile No.:	(86-519) 8513-9851-1331
Email:	Separately Supplied

with a copy to (which will not constitute notice):

O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111
Attention:	Paul Scrivano, Esq.
Facsimile No.:	415-984-8701
Email:	pscrivano@omm.com

and

O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 Peoples Republic of China
Attention:	Portia Ku, Esq.
Facsimile No.:	86-21-2307-7300
Email:	pku@omm.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed delivered and received on the date delivered to the recipient thereof if delivered prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Non-Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Cayman Islands law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided in this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, concurrently with and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii), (B) prior to the termination of this Agreement, an Acquisition Proposal, whether or not conditional, shall have been proposed or communicated to the Company, publicly announced or otherwise communicated to the Company’s Board of Directors or shareholders and not withdrawn and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with entering into such agreement or such consummation, the Termination Fee; provided that for purposes of this Section 11.04(b)(ii), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iii) The “Termination Fee” shall equal $24,500,000.00.

(iv) In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.

(d) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

Section 11.05. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except, after the Effective Time, as expressly provided in Article 2 and Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns, and no shareholder of the Company shall be deemed to be a third party beneficiary under this Agreement (except, after the Effective Time, as expressly provided in Article 2 and Section 7.03) or to have the right to bring any action to enforce the provisions of this Agreement (in an individual capacity or on behalf of the Company).

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State (provided that the fiduciary duties of the Board of Directors of the Company, the internal corporate affairs of the Company, and the Merger and any exercise of appraisal and dissention rights with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement; No Other Representations and Warranties. (a) This Agreement, including the Company Disclosure Schedule, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b) Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c) Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party in good faith brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CHINA KANGHUI HOLDINGS

By:	/s/ Libo Yang
Name: Libo Yang
Title: Chief Executive Officer

MEDTRONIC, INC.

By:	/s/ Chad Cornell
Name: Chad Cornell
Title: V.P. Corporate Development

KERRY MERGER CORP.

By:	/s/ Chad Cornell
Name: Chad Cornell
Title: Director

Exhibit A

Plan of Merger

Ex-A

The Companies Law (2011 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on 26 September 2012 between China Kanghui Holdings (the “Surviving Company”) and Kerry Merger Corp. (“Merger Subsidiary”).

Whereas Merger Subsidiary is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2011 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Merger Subsidiary and the Surviving Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated September 26, 2012 made between Medtronic, Inc., Merger Subsidiary and the Surviving Company, a copy of which is attached as Annexure 1 to this Plan of Merger, and under the provisions of the Statute.

Whereas this Plan of Merger is made in accordance with section 233 of the Statute.

Whereas the director of Merger Subsidiary and the directors of the Surviving Company deem it desirable and in the commercial interests of Merger Subsidiary and the Surviving Company, respectively, that Merger Subsidiary be merged with and into the Surviving Company and that the undertaking, property and liabilities of Merger Subsidiary vest in the Surviving Company in accordance with the terms of the Merger.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Plan of Merger are Surviving Company and Merger Subsidiary.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The name of the Surviving Company shall be Medtronic China Kanghui Holdings.

4	The registered office of the Surviving Company is at c/o Codan Trust Company (Cayman) Limited PO Box 2681GT, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$1,000,000 divided into 1,000,000,000 shares of a par value of US$0.001 per share and the Surviving Company will have [ ] shares in issue.

6	Immediately prior to the Effective Date (as defined below), the share capital of Merger Subsidiary will be US$50,000 divided into 50,000 shares of a par value of US$1.00 per share and the Merger Subsidiary will have 1 share in issue.

1

7	The authorized share capital of the Surviving Company shall be US$1,000,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share.

8	On the Effective Date (as defined below) and in accordance with the terms and conditions of the Agreement:

Each Company Share issued and outstanding immediately prior to the Effective Time excluding (i) any Dissenting Shares (as defined in the Agreement) and (ii) Excluded Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement) or, in the case of holders of Company Shares through ADSs (each representing six Company Shares), the Per ADS Merger Consideration (as defined in the Agreement) per ADS.

Excluded Shares shall be cancelled for no consideration.

Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Statute unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger pursuant to section 238 of the Statute, in which event they shall receive the Per Share Merger Consideration.

Each share of Merger Subsidiary shall be converted into and continue as an ordinary share of the Surviving Company.

9	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company annexed hereto.

10	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

11	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Agreement in the form annexed at Annexure 1 hereto.

12	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the constituent companies.

13	The Memorandum and Articles of Association of Merger Subsidiary immediately prior to the Effective Date, shall be the Memorandum and Articles of Association of the Surviving Company (save for references to the name) on the Effective Date.

2

14	None of the directors of the Merger Subsidiary or the Surviving Company will be paid any amounts or receive any benefits consequent upon the Merger.

15	Merger Subsidiary has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

16	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

17	The name and address of the sole director of the Surviving Company (as defined in the Statute) is Chad Cornell of [Residential Address].

18	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Subsidiary pursuant to section 233(3) of the Statute.

19	This Plan of Merger has been authorized by the shareholders of each of the Surviving Company and Merger Subsidiary pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company and Merger Subsidiary, as applicable.

20	At any time prior to the Effective Date, this Plan of Merger may be amended or terminated pursuant to the terms of the Agreement.

21	Each of the undersigned, being all of the Directors of each of the constituent companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

22	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

3

In witness whereof the parties hereto have caused this Plan of Merger to be executed on this [—] day of [—] 2012.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
China Kanghui Holdings	)
)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Kerry Merger Corp.	)

Annexure 1

Agreement and Plan of Merger

Exhibit 99.3

IRREVOCABLE UNDERTAKING

IRREVOCABLE UNDERTAKING, dated as of September 27, 2012 (this “Irrevocable Undertaking”), among Medtronic, Inc., a Minnesota corporation (“Parent”), and the shareholders of China Kanghui Holdings, a Cayman Islands exempted company (the “Company”) listed on the signature pages hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

W I T N E S S E T H :

WHEREAS, Parent, Kerry Merger Corp., a Cayman Islands exempted company (“Merger Subsidiary”), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Subsidiary with and into the Company;

WHEREAS, the Shareholders own the number of Company Shares, ADSs or Company Securities set forth on Schedule A hereto (collectively with any Company Shares, ADSs or Company Securities acquired pursuant to Section 7 of this Irrevocable Undertaking, the “Subject Shares”); and

WHEREAS, as a material condition to Parent’s willingness to enter into the Merger Agreement, Parent has requested that the Shareholders agree, and the Shareholders have agreed (in such Shareholder’s capacity as such and not in any other capacity, including as a director or officer of the Company, as applicable), to enter into this Irrevocable Undertaking in connection with the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally and not jointly) to Parent solely with respect to itself as follows:

(a) Authority; No Violation. Such Shareholder has all requisite legal capacity, power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. The execution, delivery and performance of this Irrevocable Undertaking by such Shareholder will not violate or breach, and will not give rise to any material violation or breach of, such Shareholder’s certificate of incorporation, limited partnership agreement or limited liability company agreement or other organizational documents (if such Shareholder is not an individual), or any law, court, order, contract, instrument, arrangement or agreement by which such Shareholder is a party or is subject. Such Shareholder represents that any proxies heretofore given in respect of the Subject Shares set forth opposite such Shareholder’s name on Schedule A that may still be in effect are not irrevocable, and such proxies, except for the Deposit Agreement, are hereby revoked.

(b) Execution; Delivery; Enforceability. Such Shareholder has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Shareholder’s ability to perform its obligations hereunder.

(c) The Subject Shares. Subject to such reports, schedules or statements filed prior to date hereof with the U.S. Securities and Exchange Commission under Section 13(d) of the 1934 Act, such Shareholder is the sole beneficial owner of the Subject Shares listed on Schedule A across from its name, and has sole voting power and sole power of disposition with respect to all of such Subject Shares, free and clear of any Lien, other than the Merger Agreement or any Lien in existence as of the date hereof on the Subject Shares. None of the Subject Shares owned by it are subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Irrevocable Undertaking and the Deposit Agreement, if applicable. Each Shareholder makes no representation or warranty as to whether any Liens on the Subject Shares are in existence on the date hereof.

(d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

(a) Authority; No Violation. Parent has all requisite corporate power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. The execution, delivery and performance of this Irrevocable Undertaking by Parent will not violate or breach, and will not give rise to any violation or breach of, Parent’s certificate of incorporation or bylaws, or any law, court, order, contract, instrument, arrangement or agreement by which such Parent is a party or is subject.

2

(b) Execution; Delivery; Enforceability. Parent has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by the Parent under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on Parent’s ability to perform its obligations hereunder.

Section 3. Covenants of the Shareholders.

(a) Voting. Except during such time (if any) as an Adverse Recommendation Change due to an Intervening Event has occurred and is continuing, each Shareholder (severally and not jointly) covenants and agrees solely with respect to itself as follows:

(i) at any meeting of shareholders of the Company, and at any postponement or adjournment thereof, or in any other circumstances upon which any vote, consent or other approval with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, such Shareholder shall (solely in its capacity as a beneficial owner of the Subject Shares owned by it) (i) if a meeting is held, appear at each such meeting or otherwise cause the Subject Shares owned by it to be counted as present for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote and (ii) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, in favor of obtaining the Company Shareholder Approval and the other transactions contemplated by the Merger Agreement, including the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof;

(ii) at any meeting of shareholders of the Company, or at any postponement or adjournment thereof, or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, such Shareholder shall (solely in its capacity as a Shareholder of the Company) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, against any (A) Acquisition Proposal (other than the Merger Agreement and the Merger), (B) merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (C) amendment of the Company’s memorandum and articles of association, or (D) other proposal or transaction involving the Company or any of its Subsidiaries, which proposal or transaction would reasonably be expected to impede, delay, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement;

3

(iii) other than pursuant to this Irrevocable Undertaking, such Shareholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize any derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to, any Subject Shares, other than pursuant to the Merger; provided that the Shareholder shall be permitted to distribute all or any portion of the Subject Shares owned by it to its general partners or limited partners if and only if such general partners or limited partners agree in writing to be bound by the restrictions set forth in this Irrevocable Undertaking with respect to such Subject Shares, (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant any powers of attorney, with respect to any Subject Shares, (C) permit any Subject Shares to become subject to any Lien (excluding for the avoidance of doubt, any Liens that are in existence as of the date hereof on such Subject Shares), (D) request that the Company or the Company’s depositary bank register a Transfer (book-entry or otherwise) of any of the Subject Shares (whether represented by a certificate or uncertificated) in contravention of this Irrevocable Undertaking, or (E) commit or agree to take any of the foregoing actions; and

(iv) in the event and only in the event of a breach or threatened breach by a Shareholder of its obligations under Section 3(a)(i) or Section 3(a)(ii), such breaching Shareholder or such Shareholder threatening to breach hereby irrevocably grants to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact, with full power of substitution) to vote or grant a consent or approval with respect to all of the Subject Shares owned by it, for and in the name, place and stead of such Shareholder, for each of the matters set forth in Sections 3(a)(i) and 3(a)(ii). Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(iv) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Irrevocable Undertaking. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest, may under no circumstances be revoked and shall survive the death, dissolution, bankruptcy or other incapacity of such Shareholder. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

(b) Capacity. Notwithstanding anything to the contrary in this Irrevocable Undertaking, (i) each Shareholder is entering into this Irrevocable Undertaking, and agreeing to become bound hereby, solely in its capacity as a beneficial owner of the Subject Shares owned by it and not in any other capacity (including without limitation any capacity as a director of the Company) and (ii) nothing in this Irrevocable Undertaking shall obligate such Shareholder to take, or forbear from taking, any action as a director (including without limitation through the individuals that it has elected to the Board of Directors of the Company) or any other action, other than in the capacity as a Shareholder of the Company with respect to the voting of the Subject Shares as specified in Sections 3(a)(i) and 3(a)(ii).

4

(c) Dissenters Rights. Each Shareholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

(d) Acquisition Proposals. Each Shareholder agrees that neither it nor its Affiliates will, directly or indirectly, and will not permit any of its directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives to, take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement.

(e) Public Statements. The Shareholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by Applicable Law.

(f) Certain Actions. The Shareholder agrees to the provisions set forth on Annex I hereto.

Section 4.Additional Matters. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Irrevocable Undertaking; provided, however that no Shareholder shall be required to execute or deliver any consent, document or other instrument that would have the effect of placing such Shareholder in a materially different position than that required of any other Shareholder.

Section 5. Consent. Each Shareholder consents and authorizes Parent and the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and beneficial ownership of the Subject Shares and the nature of its commitments, arrangements and understandings under this Irrevocable Undertaking.

Section 6. No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. Except as provided in this Irrevocable Undertaking, all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to the Shareholder as listed on Schedule A.

Section 7. Notification of Acquisition of Additional Shares. At all times during the period commencing with the execution and delivery of this Irrevocable Undertaking and continuing until termination hereof in accordance with Section 8, each Shareholder shall promptly notify Parent of the number of any additional Company Shares or ADSs and the number and type of any other voting securities of the Company acquired by such Shareholder, if any, after the date hereof.

5

Section 8. Termination. Except with respect to liability of any party for intentional and material breach of its obligations under this Irrevocable Undertaking, all of the provisions of this Irrevocable Undertaking shall terminate upon the earliest to occur of (a) the Effective Time, (b) the effective termination of the Merger Agreement in accordance with Article 10 thereof or (c) delivery of written notice of termination of this Irrevocable Undertaking from Parent to the Shareholders.

Section 9. General Provisions.

(a) Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 11.01 of the Merger Agreement and to a Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The Section headings herein are for convenience of reference only, do not constitute part of this Irrevocable Undertaking and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Irrevocable Undertaking is made to a Section, such reference shall be to a Section of this Irrevocable Undertaking unless otherwise indicated. Unless otherwise indicated, whenever the words “include,” “includes” or “including” are used in this Irrevocable Undertaking, they shall be deemed to be followed by the words “without limitation.”

(d) Severability. The provisions of this Irrevocable Undertaking shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Irrevocable Undertaking, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Irrevocable Undertaking and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(e) Counterparts. This Irrevocable Undertaking may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

6

(f) Entire Agreement; No Third-Party Beneficiaries. This Irrevocable Undertaking constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Except for the Company, which shall be an intended third party beneficiary of this Irrevocable Undertaking with standing to enforce the provisions hereof against the parties hereto as if the Company were a party hereto, this Irrevocable Undertaking is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) No Additional Representations. Except for the representations and warranties contained in this Irrevocable Undertaking contemplated hereby, Parent and Merger Subsidiary acknowledge that no Shareholder nor any of its Affiliates nor any other Person makes any express or implied representation or warranty with respect to itself or its Affiliates (including the Company and its Subsidiaries) prior to or after the date hereof, their respective businesses or otherwise or with respect to any information provided to Parent or Merger Subsidiary, whether on behalf of the Company or such other Persons. No Shareholder nor any of its Affiliates nor any other Person will have or be subject to any liability to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents or material made available to Parent or Merger Subsidiary in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or Merger Subsidiary, whether orally or in writing, documents provided after the date hereof, or in any other form in expectation or furtherance of the transactions contemplated by this Irrevocable Undertaking, nor has Parent or Merger Subsidiary relied on any such information.

(h) Governing Law. This Irrevocable Undertaking shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

(i) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS IRREVOCABLE UNDERTAKING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS IRREVOCABLE UNDERTAKING, OR THE TRANSACTIONS CONTEMPLATED BY THIS IRREVOCABLE UNDERTAKING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS IRREVOCABLE UNDERTAKING BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(i).

7

(j) Merger Agreement. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Irrevocable Undertaking. Parent acknowledges that the Shareholders have been induced to enter into this Irrevocable Undertaking based on the terms and conditions of the Merger Agreement.

(k) Assignment. No rights or obligations under this Irrevocable Undertaking may be assigned or delegated by operation of Applicable Law or otherwise. Any purported assignment or delegation in violation of this Irrevocable Undertaking is void.

(l) Consent to Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Irrevocable Undertaking or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(b) shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

8

(m) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Irrevocable Undertaking (including failing to take such actions as are required of them hereunder) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions hereof in the courts described in Section 9(l) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Irrevocable Undertaking, and the right of specific enforcement is an integral part of the transactions contemplated by this Irrevocable Undertaking and without that right, neither the Shareholders nor Parent would have entered into this Irrevocable Undertaking. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions of this Irrevocable Undertaking in accordance with this Section 9(m) shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

9

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

MEDTRONIC, INC.

By	/S/ Chad M. Cornell
Name:	Chad M. Cornell
Title:	Vice President Corporate Development

(Signatures Continued on Following Page)

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

IDG-ACCEL CHINA GROWTH FUND L.P.

by its general partner IDG-Accel China Growth Fund Associates L.P.,

by its general partner IDG-Accel China Growth Fund GP Associates Ltd.

By	/S/ Chi Sing Ho
Name:	CHI SING HO
Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P.

by its general partner IDG-Accel China Growth Fund Associates L.P.,

by its general partner IDG-Accel China Growth Fund GP Associates Ltd.

By	Chi Sing Ho
Name:	CHI SING HO
Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P.

by its general partner IDG-Accel China Investors Associates Ltd.

By	Chi Sing Ho
Name:	CHI SING HO
Title:	Authorized Signatory

SCHEDULE A

Shareholder	Subject Shares
(all Company Shares)

IDG-Accel China Growth Fund L.P.	11,742,290 ordinary
shares and 369,737 ADSs
representing 2,218,422
ordinary shares

IDG-Accel China Growth Fund-A L.P.	2,399,660 ordinary shares
and 75,559 ADSs
representing 453,354
ordinary shares

IDG-Accel China Investors L.P.	1,093,930 ordinary shares
and 34,443 ADSs
representing 206,658
ordinary shares

Notice

IDG-Accel China Growth Fund L.P.

IDG-Accel China Growth Fund L.P.

IDG-Accel China Investors L.P.

c/o IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central

Hong Kong

Attn: Mr. Simon Ho

Fax: (852) 25291619

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Paul Scrivano, Esq.

Facsimile No.: 415-984-8701

Email: pscrivano@omm.com

and

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Portia Ku, Esq.

Facsimile No.: 86-21-2307-7300

Email: pku@omm.com

Exhibit 99.4

IRREVOCABLE UNDERTAKING

IRREVOCABLE UNDERTAKING, dated as of September 27, 2012 (this “Irrevocable Undertaking”), among Medtronic, Inc., a Minnesota corporation (“Parent”), and the shareholders of China Kanghui Holdings, a Cayman Islands exempted company (the “Company”) listed on the signature pages hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

W I T N E S S E T H :

WHEREAS, Parent, Kerry Merger Corp., a Cayman Islands exempted company (“Merger Subsidiary”), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Subsidiary with and into the Company;

WHEREAS, the Shareholders own the number of Company Shares, ADSs or Company Securities set forth on Schedule A hereto (collectively with any Company Shares, ADSs or Company Securities acquired pursuant to Section 7 of this Irrevocable Undertaking, the “Subject Shares”); and

WHEREAS, as a material condition to Parent’s willingness to enter into the Merger Agreement, Parent has requested that the Shareholders agree, and the Shareholders have agreed (in such Shareholder’s capacity as such and not in any other capacity, including as a director or officer of the Company, as applicable), to enter into this Irrevocable Undertaking in connection with the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally and not jointly) to Parent solely with respect to itself as follows:

(a) Authority; No Violation. Such Shareholder has all requisite legal capacity, power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. The execution, delivery and performance of this Irrevocable Undertaking by such Shareholder will not violate or breach, and will not give rise to any material violation or breach of, such Shareholder’s certificate of incorporation, limited partnership agreement or limited liability company agreement or other organizational documents (if such Shareholder is not an individual), or any law, court, order, contract, instrument, arrangement or agreement by which such Shareholder is a party or is subject. Such Shareholder represents that any proxies heretofore given in respect of the Subject Shares set forth opposite such Shareholder’s name on Schedule A that may still be in effect are not irrevocable, and such proxies, except for the Deposit Agreement, are hereby revoked.

(b) Execution; Delivery; Enforceability. Such Shareholder has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Shareholder’s ability to perform its obligations hereunder.

(c) The Subject Shares. Subject to such reports, schedules or statements filed prior to date hereof with the U.S. Securities and Exchange Commission under Section 13(d) of the 1934 Act, such Shareholder is the sole beneficial owner of the Subject Shares listed on Schedule A across from its name, and has sole voting power and sole power of disposition with respect to all of such Subject Shares, free and clear of any Lien, other than the Merger Agreement or any Lien in existence as of the date hereof on the Subject Shares. None of the Subject Shares owned by it are subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Irrevocable Undertaking and the Deposit Agreement, if applicable. Each Shareholder makes no representation or warranty as to whether any Liens on the Subject Shares are in existence on the date hereof.

(d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

(a) Authority; No Violation. Parent has all requisite corporate power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. The execution, delivery and performance of this Irrevocable Undertaking by Parent will not violate or breach, and will not give rise to any violation or breach of, Parent’s certificate of incorporation or bylaws, or any law, court, order, contract, instrument, arrangement or agreement by which such Parent is a party or is subject.

2

(b) Execution; Delivery; Enforceability. Parent has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by the Parent under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on Parent’s ability to perform its obligations hereunder.

Section 3. Covenants of the Shareholders.

(a) Voting. Except during such time (if any) as an Adverse Recommendation Change due to an Intervening Event has occurred and is continuing, each Shareholder (severally and not jointly) covenants and agrees solely with respect to itself as follows:

(i) at any meeting of shareholders of the Company, and at any postponement or adjournment thereof, or in any other circumstances upon which any vote, consent or other approval with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, such Shareholder shall (solely in its capacity as a beneficial owner of the Subject Shares owned by it) (i) if a meeting is held, appear at each such meeting or otherwise cause the Subject Shares owned by it to be counted as present for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote and (ii) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, in favor of obtaining the Company Shareholder Approval and the other transactions contemplated by the Merger Agreement, including the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof;

(ii) at any meeting of shareholders of the Company, or at any postponement or adjournment thereof, or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, such Shareholder shall (solely in its capacity as a Shareholder of the Company) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, against any (A) Acquisition Proposal (other than the Merger Agreement and the Merger), (B) merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (C) amendment of the Company’s memorandum and articles of association, or (D) other proposal or transaction involving the Company or any of its Subsidiaries, which proposal or transaction would reasonably be expected to impede, delay, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement;

3

(iii) other than pursuant to this Irrevocable Undertaking, such Shareholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize any derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to, any Subject Shares, other than pursuant to the Merger; provided that the Shareholder shall be permitted to distribute all or any portion of the Subject Shares owned by it to its general partners or limited partners if and only if such general partners or limited partners agree in writing to be bound by the restrictions set forth in this Irrevocable Undertaking with respect to such Subject Shares, (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant any powers of attorney, with respect to any Subject Shares, (C) permit any Subject Shares to become subject to any Lien (excluding for the avoidance of doubt, any Liens that are in existence as of the date hereof on such Subject Shares), (D) request that the Company or the Company’s depositary bank register a Transfer (book-entry or otherwise) of any of the Subject Shares (whether represented by a certificate or uncertificated) in contravention of this Irrevocable Undertaking, or (E) commit or agree to take any of the foregoing actions; and

(iv) in the event and only in the event of a breach or threatened breach by a Shareholder of its obligations under Section 3(a)(i) or Section 3(a)(ii), such breaching Shareholder or such Shareholder threatening to breach hereby irrevocably grants to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact, with full power of substitution) to vote or grant a consent or approval with respect to all of the Subject Shares owned by it, for and in the name, place and stead of such Shareholder, for each of the matters set forth in Sections 3(a)(i) and 3(a)(ii). Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(iv) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Irrevocable Undertaking. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest, may under no circumstances be revoked and shall survive the death, dissolution, bankruptcy or other incapacity of such Shareholder. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

(b) Capacity. Notwithstanding anything to the contrary in this Irrevocable Undertaking, (i) each Shareholder is entering into this Irrevocable Undertaking, and agreeing to become bound hereby, solely in its capacity as a beneficial owner of the Subject Shares owned by it and not in any other capacity (including without limitation any capacity as a director of the Company) and (ii) nothing in this Irrevocable Undertaking shall obligate such Shareholder to take, or forbear from taking, any action as a director (including without limitation through the individuals that it has elected to the Board of Directors of the Company) or any other action, other than in the capacity as a Shareholder of the Company with respect to the voting of the Subject Shares as specified in Sections 3(a)(i) and 3(a)(ii).

4

(c) Dissenters Rights. Each Shareholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

(d) Acquisition Proposals. Each Shareholder agrees that neither it nor its Affiliates will, directly or indirectly, and will not permit any of its directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives to, take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement.

(e) Public Statements. The Shareholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by Applicable Law.

(f) Certain Actions. The Shareholder agrees to the provisions set forth on Annex I hereto.

Section 4.Additional Matters. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Irrevocable Undertaking; provided, however that no Shareholder shall be required to execute or deliver any consent, document or other instrument that would have the effect of placing such Shareholder in a materially different position than that required of any other Shareholder.

Section 5. Consent. Each Shareholder consents and authorizes Parent and the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and beneficial ownership of the Subject Shares and the nature of its commitments, arrangements and understandings under this Irrevocable Undertaking.

Section 6. No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. Except as provided in this Irrevocable Undertaking, all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to the Shareholder as listed on Schedule A.

Section 7. Notification of Acquisition of Additional Shares. At all times during the period commencing with the execution and delivery of this Irrevocable Undertaking and continuing until termination hereof in accordance with Section 8, each Shareholder shall promptly notify Parent of the number of any additional Company Shares or ADSs and the number and type of any other voting securities of the Company acquired by such Shareholder, if any, after the date hereof.

5

Section 8. Termination. Except with respect to liability of any party for intentional and material breach of its obligations under this Irrevocable Undertaking, all of the provisions of this Irrevocable Undertaking shall terminate upon the earliest to occur of (a) the Effective Time, (b) the effective termination of the Merger Agreement in accordance with Article 10 thereof or (c) delivery of written notice of termination of this Irrevocable Undertaking from Parent to the Shareholders.

Section 9. General Provisions.

(a) Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 11.01 of the Merger Agreement and to a Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The Section headings herein are for convenience of reference only, do not constitute part of this Irrevocable Undertaking and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Irrevocable Undertaking is made to a Section, such reference shall be to a Section of this Irrevocable Undertaking unless otherwise indicated. Unless otherwise indicated, whenever the words “include,” “includes” or “including” are used in this Irrevocable Undertaking, they shall be deemed to be followed by the words “without limitation.”

(d) Severability. The provisions of this Irrevocable Undertaking shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Irrevocable Undertaking, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Irrevocable Undertaking and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(e) Counterparts. This Irrevocable Undertaking may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f) Entire Agreement; No Third-Party Beneficiaries. This Irrevocable Undertaking constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Except for the Company, which shall be an intended third party beneficiary of this Irrevocable Undertaking with standing to enforce the provisions hereof against the parties hereto as if the Company were a party hereto, this Irrevocable Undertaking is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

6

(g) No Additional Representations. Except for the representations and warranties contained in this Irrevocable Undertaking contemplated hereby, Parent and Merger Subsidiary acknowledge that no Shareholder nor any of its Affiliates nor any other Person makes any express or implied representation or warranty with respect to itself or its Affiliates (including the Company and its Subsidiaries) prior to or after the date hereof, their respective businesses or otherwise or with respect to any information provided to Parent or Merger Subsidiary, whether on behalf of the Company or such other Persons. No Shareholder nor any of its Affiliates nor any other Person will have or be subject to any liability to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents or material made available to Parent or Merger Subsidiary in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or Merger Subsidiary, whether orally or in writing, documents provided after the date hereof, or in any other form in expectation or furtherance of the transactions contemplated by this Irrevocable Undertaking, nor has Parent or Merger Subsidiary relied on any such information.

(h) Governing Law. This Irrevocable Undertaking shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

(i) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS IRREVOCABLE UNDERTAKING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS IRREVOCABLE UNDERTAKING, OR THE TRANSACTIONS CONTEMPLATED BY THIS IRREVOCABLE UNDERTAKING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS IRREVOCABLE UNDERTAKING BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(i).

7

(j) Merger Agreement. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Irrevocable Undertaking. Parent acknowledges that the Shareholders have been induced to enter into this Irrevocable Undertaking based on the terms and conditions of the Merger Agreement.

(k) Assignment. No rights or obligations under this Irrevocable Undertaking may be assigned or delegated by operation of Applicable Law or otherwise. Any purported assignment or delegation in violation of this Irrevocable Undertaking is void.

(l) Consent to Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Irrevocable Undertaking or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(b) shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

8

(m) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Irrevocable Undertaking (including failing to take such actions as are required of them hereunder) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions hereof in the courts described in Section 9(l) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Irrevocable Undertaking, and the right of specific enforcement is an integral part of the transactions contemplated by this Irrevocable Undertaking and without that right, neither the Shareholders nor Parent would have entered into this Irrevocable Undertaking. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions of this Irrevocable Undertaking in accordance with this Section 9(m) shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

9

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

MEDTRONIC, INC.

By	/S/ Chad M. Cornell
Name:	Chad M. Cornell
Title:	Vice President Corporate Development

(Signatures Continued on Following Page)

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

TDF CAPITAL CHINA II, LP

by its general partner TDF
CAPITAL CHINA MANAGEMENT II, LP.,

by its general partner TDF
Management II, LLC

By	/S/ Tina Ju
Name:
Title:

TDF CAPITAL ADVISORS, LP

by its general partner TDF
CAPITAL CHINA MANAGEMENT II, LP.,

by its general partner TDF
Management II, LLC

By	/S/ Tina Ju
Name:
Title:

SCHEDULE A

Shareholder	Subject Shares
(all Company Shares)

TDF Capital China II, LP	384,658
TDF Capital Advisors, LP	15,778

Notice

TDF Capital China II, LP

TDF Capital Advisors, LP

c/o KPCB CHINA

Unit 2101, BEA Finance Tower

Pudong, Shanghai

Attn: Tina Ju

Fax:

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Paul Scrivano, Esq.

Facsimile No.: 415-984-8701

Email: pscrivano@omm.com

and

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Portia Ku, Esq.

Facsimile No.: 86-21-2307-7300

Email: pku@omm.com

Exhibit 99.5

IRREVOCABLE UNDERTAKING

IRREVOCABLE UNDERTAKING, dated as of September 27, 2012 (this “Irrevocable Undertaking”), among Medtronic, Inc., a Minnesota corporation (“Parent”), and the shareholders of China Kanghui Holdings, a Cayman Islands exempted company (the “Company”) listed on the signature pages hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

W I T N E S S E T H :

WHEREAS, Parent, Kerry Merger Corp., a Cayman Islands exempted company (“Merger Subsidiary”), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Subsidiary with and into the Company;

WHEREAS, the Shareholders own the number of Company Shares, ADSs or Company Securities set forth on Schedule A hereto (collectively with any Company Shares, ADSs or Company Securities acquired pursuant to Section 7 of this Irrevocable Undertaking, the “Subject Shares”); and

WHEREAS, as a material condition to Parent’s willingness to enter into the Merger Agreement, Parent has requested that the Shareholders agree, and the Shareholders have agreed (in such Shareholder’s capacity as such and not in any other capacity, including as a director or officer of the Company, as applicable), to enter into this Irrevocable Undertaking in connection with the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally and not jointly) to Parent solely with respect to itself as follows:

(a) Authority; No Violation. Such Shareholder has all requisite legal capacity, power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. The execution, delivery and performance of this Irrevocable Undertaking by such Shareholder will not violate or breach, and will not give rise to any material violation or breach of, such Shareholder’s certificate of incorporation, limited partnership agreement or limited liability company agreement or other organizational documents (if such Shareholder is not an individual), or any law, court, order, contract, instrument, arrangement or agreement by which such Shareholder is a party or is subject. Such Shareholder represents that any proxies heretofore given in respect of the Subject Shares set forth opposite such Shareholder’s name on Schedule A that may still be in effect are not irrevocable, and such proxies, except for the Deposit Agreement, are hereby revoked.

(b) Execution; Delivery; Enforceability. Such Shareholder has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Shareholder’s ability to perform its obligations hereunder.

(c) The Subject Shares. Subject to such reports, schedules or statements filed prior to date hereof with the U.S. Securities and Exchange Commission under Section 13(d) of the 1934 Act, such Shareholder is the sole beneficial owner of the Subject Shares listed on Schedule A across from its name, and has sole voting power and sole power of disposition with respect to all of such Subject Shares, free and clear of any Lien, other than the Merger Agreement or any Lien in existence as of the date hereof on the Subject Shares. None of the Subject Shares owned by it are subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Irrevocable Undertaking and the Deposit Agreement, if applicable. Each Shareholder makes no representation or warranty as to whether any Liens on the Subject Shares are in existence on the date hereof.

(d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

(a) Authority; No Violation. Parent has all requisite corporate power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. The execution, delivery and performance of this Irrevocable Undertaking by Parent will not violate or breach, and will not give rise to any violation or breach of, Parent’s certificate of incorporation or bylaws, or any law, court, order, contract, instrument, arrangement or agreement by which such Parent is a party or is subject.

2

(b) Execution; Delivery; Enforceability. Parent has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by the Parent under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on Parent’s ability to perform its obligations hereunder.

Section 3. Covenants of the Shareholders.

(a) Voting. Except during such time (if any) as an Adverse Recommendation Change due to an Intervening Event has occurred and is continuing, each Shareholder (severally and not jointly) covenants and agrees solely with respect to itself as follows:

(i) at any meeting of shareholders of the Company, and at any postponement or adjournment thereof, or in any other circumstances upon which any vote, consent or other approval with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, such Shareholder shall (solely in its capacity as a beneficial owner of the Subject Shares owned by it) (i) if a meeting is held, appear at each such meeting or otherwise cause the Subject Shares owned by it to be counted as present for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote and (ii) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, in favor of obtaining the Company Shareholder Approval and the other transactions contemplated by the Merger Agreement, including the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof;

(ii) at any meeting of shareholders of the Company, or at any postponement or adjournment thereof, or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, such Shareholder shall (solely in its capacity as a Shareholder of the Company) vote (or cause to be voted) the Subject Shares owned by it, to the extent the Subject Shares may vote on the matter in question, against any (A) Acquisition Proposal (other than the Merger Agreement and the Merger), (B) merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (C) amendment of the Company’s memorandum and articles of association, or (D) other proposal or transaction involving the Company or any of its Subsidiaries, which proposal or transaction would reasonably be expected to impede, delay, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement;

3

(iii) other than pursuant to this Irrevocable Undertaking, such Shareholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize any derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to, any Subject Shares, other than pursuant to the Merger; provided that the Shareholder shall be permitted to distribute all or any portion of the Subject Shares owned by it to its general partners or limited partners if and only if such general partners or limited partners agree in writing to be bound by the restrictions set forth in this Irrevocable Undertaking with respect to such Subject Shares, (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant any powers of attorney, with respect to any Subject Shares, (C) permit any Subject Shares to become subject to any Lien (excluding for the avoidance of doubt, any Liens that are in existence as of the date hereof on such Subject Shares), (D) request that the Company or the Company’s depositary bank register a Transfer (book-entry or otherwise) of any of the Subject Shares (whether represented by a certificate or uncertificated) in contravention of this Irrevocable Undertaking, or (E) commit or agree to take any of the foregoing actions; and

(iv) in the event and only in the event of a breach or threatened breach by a Shareholder of its obligations under Section 3(a)(i) or Section 3(a)(ii), such breaching Shareholder or such Shareholder threatening to breach hereby irrevocably grants to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact, with full power of substitution) to vote or grant a consent or approval with respect to all of the Subject Shares owned by it, for and in the name, place and stead of such Shareholder, for each of the matters set forth in Sections 3(a)(i) and 3(a)(ii). Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(iv) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Irrevocable Undertaking. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest, may under no circumstances be revoked and shall survive the death, dissolution, bankruptcy or other incapacity of such Shareholder. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

(b) Capacity. Notwithstanding anything to the contrary in this Irrevocable Undertaking, (i) each Shareholder is entering into this Irrevocable Undertaking, and agreeing to become bound hereby, solely in its capacity as a beneficial owner of the Subject Shares owned by it and not in any other capacity (including without limitation any capacity as a director of the Company) and (ii) nothing in this Irrevocable Undertaking shall obligate such Shareholder to take, or forbear from taking, any action as a director (including without limitation through the individuals that it has elected to the Board of Directors of the Company) or any other action, other than in the capacity as a Shareholder of the Company with respect to the voting of the Subject Shares as specified in Sections 3(a)(i) and 3(a)(ii).

4

(c) Dissenters Rights. Each Shareholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

(d) Acquisition Proposals. Each Shareholder agrees that neither it nor its Affiliates will, directly or indirectly, and will not permit any of its directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives to, take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement.

(e) Public Statements. The Shareholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by Applicable Law.

(f) Certain Actions. The Shareholder agrees to the provisions set forth on Annex I hereto.

Section 4.Additional Matters. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Irrevocable Undertaking; provided, however that no Shareholder shall be required to execute or deliver any consent, document or other instrument that would have the effect of placing such Shareholder in a materially different position than that required of any other Shareholder.

Section 5. Consent. Each Shareholder consents and authorizes Parent and the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and beneficial ownership of the Subject Shares and the nature of its commitments, arrangements and understandings under this Irrevocable Undertaking.

Section 6. No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. Except as provided in this Irrevocable Undertaking, all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to the Shareholder as listed on Schedule A.

Section 7. Notification of Acquisition of Additional Shares. At all times during the period commencing with the execution and delivery of this Irrevocable Undertaking and continuing until termination hereof in accordance with Section 8, each Shareholder shall promptly notify Parent of the number of any additional Company Shares or ADSs and the number and type of any other voting securities of the Company acquired by such Shareholder, if any, after the date hereof.

5

Section 8. Termination. Except with respect to liability of any party for intentional and material breach of its obligations under this Irrevocable Undertaking, all of the provisions of this Irrevocable Undertaking shall terminate upon the earliest to occur of (a) the Effective Time, (b) the effective termination of the Merger Agreement in accordance with Article 10 thereof or (c) delivery of written notice of termination of this Irrevocable Undertaking from Parent to the Shareholders.

Section 9. General Provisions.

(a) Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 11.01 of the Merger Agreement and to a Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The Section headings herein are for convenience of reference only, do not constitute part of this Irrevocable Undertaking and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Irrevocable Undertaking is made to a Section, such reference shall be to a Section of this Irrevocable Undertaking unless otherwise indicated. Unless otherwise indicated, whenever the words “include,” “includes” or “including” are used in this Irrevocable Undertaking, they shall be deemed to be followed by the words “without limitation.”

(d) Severability. The provisions of this Irrevocable Undertaking shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Irrevocable Undertaking, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Irrevocable Undertaking and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(e) Counterparts. This Irrevocable Undertaking may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f) Entire Agreement; No Third-Party Beneficiaries. This Irrevocable Undertaking constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Except for the Company, which shall be an intended third party beneficiary of this Irrevocable Undertaking with standing to enforce the provisions hereof against the parties hereto as if the Company were a party hereto, this Irrevocable Undertaking is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

6

(g) No Additional Representations. Except for the representations and warranties contained in this Irrevocable Undertaking contemplated hereby, Parent and Merger Subsidiary acknowledge that no Shareholder nor any of its Affiliates nor any other Person makes any express or implied representation or warranty with respect to itself or its Affiliates (including the Company and its Subsidiaries) prior to or after the date hereof, their respective businesses or otherwise or with respect to any information provided to Parent or Merger Subsidiary, whether on behalf of the Company or such other Persons. No Shareholder nor any of its Affiliates nor any other Person will have or be subject to any liability to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents or material made available to Parent or Merger Subsidiary in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or Merger Subsidiary, whether orally or in writing, documents provided after the date hereof, or in any other form in expectation or furtherance of the transactions contemplated by this Irrevocable Undertaking, nor has Parent or Merger Subsidiary relied on any such information.

(h) Governing Law. This Irrevocable Undertaking shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

(i) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS IRREVOCABLE UNDERTAKING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS IRREVOCABLE UNDERTAKING, OR THE TRANSACTIONS CONTEMPLATED BY THIS IRREVOCABLE UNDERTAKING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS IRREVOCABLE UNDERTAKING BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(i).

7

(j) Merger Agreement. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Irrevocable Undertaking. Parent acknowledges that the Shareholders have been induced to enter into this Irrevocable Undertaking based on the terms and conditions of the Merger Agreement.

(k) Assignment. No rights or obligations under this Irrevocable Undertaking may be assigned or delegated by operation of Applicable Law or otherwise. Any purported assignment or delegation in violation of this Irrevocable Undertaking is void.

(l) Consent to Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Irrevocable Undertaking or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(b) shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

8

(m) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Irrevocable Undertaking (including failing to take such actions as are required of them hereunder) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions hereof in the courts described in Section 9(l) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Irrevocable Undertaking, and the right of specific enforcement is an integral part of the transactions contemplated by this Irrevocable Undertaking and without that right, neither the Shareholders nor Parent would have entered into this Irrevocable Undertaking. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions of this Irrevocable Undertaking in accordance with this Section 9(m) shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

9

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

MEDTRONIC, INC.

By	/S/ Chad M. Cornell
Name:	Chad M. Cornell
Title:	Vice President Corporate Development

(Signatures Continued on Following Page)

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

SIG CHINA INVESTMENTS ONE, LTD.

By:	SIG Asia Investment LLP.
as authorized agent

By:	Heights Capital Management, Inc.
as authorized agent

By	/S/ Michael L. Spolan
Name:	Michael L. Spolan
Title:	General Counsel
Heights Capital Management, Inc. as authorized agent

SCHEDULE A

Shareholder	Subject Shares (all Company Shares)

SIG China Investments One, Ltd.	18,024,250

Notice

SIG China Investments One, Ltd.

c/o Heights Capital Management, Inc.

425 California Street, Suite 3250

San Francisco, CA 94104

Attn: Michael L. Spolan

Fax: (415) 403-6525

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Paul Scrivano, Esq.

Facsimile No.: 415-984-8701

Email: pscrivano@omm.com

and

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Portia Ku, Esq.

Facsimile No.: 86-21-2307-7300

Email: pku@omm.com

Exhibit 99.6

IRREVOCABLE UNDERTAKING

IRREVOCABLE UNDERTAKING, dated as of September 27, 2012 (this “Irrevocable Undertaking”), among Medtronic, Inc., a Minnesota corporation (“Parent”), and the shareholders of China Kanghui Holdings, a Cayman Islands exempted company (the “Company”) listed on the signature pages hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

W I T N E S S E T H :

WHEREAS, Parent, Kerry Merger Corp., a Cayman Islands exempted company (“Merger Subsidiary”), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Subsidiary with and into the Company;

WHEREAS, the Shareholders own the number of Company Shares, ADSs or Company Securities set forth on Schedule A hereto (collectively with any Company Shares, ADSs or Company Securities acquired pursuant to Section 7 of this Irrevocable Undertaking, the “Subject Shares”); and

WHEREAS, as a material condition to Parent’s willingness to enter into the Merger Agreement, Parent has requested that the Shareholders agree, and the Shareholders have agreed (in such Shareholder’s capacity as such and not in any other capacity, including as a director or officer of the Company, as applicable), to enter into this Irrevocable Undertaking in connection with the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally and not jointly) to Parent as follows:

(a) Authority; No Violation. Each Shareholder has all requisite legal capacity, power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by each Shareholder of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. The execution, delivery and performance of this Irrevocable Undertaking by Shareholder will not violate or breach, and will not give rise to any material violation or breach of, Shareholder’s certificate of incorporation or limited liability company agreement or other organizational documents (if Shareholder is not an individual), or any law, court, order, contract, instrument, arrangement or agreement by which such Shareholder is a party or is subject. Each Shareholder represents that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies, except for the Deposit Agreement, are hereby revoked.

(b) Execution; Delivery; Enforceability. Each Shareholder has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Shareholder’s ability to perform its obligations hereunder.

(c) The Subject Shares. Except as noted on Schedule A, each Shareholder is the sole beneficial owner of the Subject Shares listed on Schedule A across from its name, and has sole voting power and sole power of disposition with respect to all of such Subject Shares, free and clear of any Lien, other than the Merger Agreement. Except as noted on Schedule A, none of the Subject Shares owned by it are subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Irrevocable Undertaking and the Deposit Agreement, if applicable.

(d) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Shareholder.

Section 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

(a) Authority; No Violation. Parent has all requisite corporate power and authority to execute this Irrevocable Undertaking and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Irrevocable Undertaking and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. The execution, delivery and performance of this Irrevocable Undertaking by Parent will not violate or breach, and will not give rise to any violation or breach of, Parent’s certificate of incorporation or bylaws, or any law, court, order, contract, instrument, arrangement or agreement by which such Parent is a party or is subject.

2

(b) Execution; Delivery; Enforceability. Parent has duly executed and delivered this Irrevocable Undertaking, and this Irrevocable Undertaking constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. No consent or approval of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Irrevocable Undertaking or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by the Parent under Section 13(d) of the 1934 Act as may be required in connection with this Irrevocable Undertaking and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on Parent’s ability to perform its obligations hereunder.

Section 3. Covenants of the Shareholders. (a) Voting. Except during such time (if any) as an Adverse Recommendation Change due to an Intervening Event has occurred and is continuing, each Shareholder covenants and agrees as follows:

(i) at any meeting of shareholders of the Company, and at any postponement or adjournment thereof, or in any other circumstances upon which any vote, consent or other approval with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, each Shareholder shall (solely in its capacity as a beneficial owner of the Subject Shares) (i) if a meeting is held, appear at each such meeting or otherwise cause the Subject Shares to be counted as present for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote and (ii) vote (or cause to be voted) the Subject Shares, to the extent the Subject Shares may vote on the matter in question, in favor of obtaining the Company Shareholder Approval and the other transactions contemplated by the Merger Agreement, including the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof; provided, however, that a Shareholder shall not be required, for purposes of this Irrevocable Undertaking, to exercise any unexercised Company Share Option held by such Shareholder;

(ii) at any meeting of shareholders of the Company, or at any postponement or adjournment thereof, or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, each Shareholder shall (solely in its capacity as a Shareholder of the Company) vote (or cause to be voted) the Subject Shares, to the extent the Subject Shares may vote on the matter in question, against any (A) Acquisition Proposal (other than the Merger Agreement and the Merger), (B) merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (C) amendment of the Company’s memorandum and articles of association, or (D) other proposal or transaction involving the Company or any of its Subsidiaries, which proposal or transaction would reasonably be expected to impede, delay, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement;

3

(iii) other than pursuant to this Irrevocable Undertaking, each Shareholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize any derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to, any Subject Shares, other than pursuant to the Merger; provided that the Shareholder shall be permitted to distribute all or any portion of the Subject Shares to its general partners or limited partners if and only if such general partners or limited partners agree in writing to be bound by the restrictions set forth in this Irrevocable Undertaking with respect to such Subject Shares, (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant any powers of attorney, with respect to any Subject Shares, (C) permit any Subject Shares to become subject to any Lien, (D) request that the Company or the Company’s depositary bank register a Transfer (book-entry or otherwise) of any of the Subject Shares (whether represented by a certificate or uncertificated) in contravention of this Irrevocable Undertaking, or (E) commit or agree to take any of the foregoing actions; and

(iv) in the event and only in the event of a breach or threatened breach by a Shareholder of its obligations under Section 3(a)(i) or Section 3(a)(ii), each Shareholder hereby irrevocably grants to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact, with full power of substitution) to vote or grant a consent or approval with respect to all of the Subject Shares, for and in the name, place and stead of the Shareholder, for each of the matters set forth in Sections 3(a)(i) and 3(a)(ii). Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(iv) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Irrevocable Undertaking. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest, may under no circumstances be revoked and shall survive the death, dissolution, bankruptcy or other incapacity of such Shareholder. Each Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

(b) Capacity. Notwithstanding anything to the contrary in this Irrevocable Undertaking, (i) each Shareholder is entering into this Irrevocable Undertaking, and agreeing to become bound hereby, solely in its capacity as a beneficial owner of Subject Shares and not in any other capacity (including without limitation any capacity as a director of the Company) and (ii) nothing in this Irrevocable Undertaking shall obligate such Shareholder to take, or forbear from taking, any action as a director (including without limitation through the individuals that it has elected to the Board of Directors of the Company) or any other action, other than in the capacity as a Shareholder of the Company with respect to the voting of the Subject Shares as specified in Sections 3(a)(i) and 3(a)(ii).

(c) Dissenters Rights. Each beneficial owner of Subject Shares hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

4

(d) Acquisition Proposals. Each Shareholder agrees that neither it nor its Affiliates will, directly or indirectly, and will not permit any of its directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives to, take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement.

(e) Public Statements. The Shareholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by Applicable Law.

Section 4. Additional Matters. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Irrevocable Undertaking.

Section 5. Consent. Each Shareholder consents and authorizes Parent and the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and beneficial ownership of the Subject Shares and the nature of its commitments, arrangements and understandings under this Irrevocable Undertaking.

Section 6. No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. Except as provided in this Irrevocable Undertaking, all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to the Shareholder as listed on Schedule A.

Section 7. Notification of Acquisition of Additional Shares. At all times during the period commencing with the execution and delivery of this Irrevocable Undertaking and continuing until termination hereof in accordance with Section 8, each Shareholder shall promptly notify Parent of the number of any additional Company Shares or ADSs and the number and type of any other voting securities of the Company acquired by such Shareholder, if any, after the date hereof.

Section 8. Termination. Except with respect to liability of any party for intentional and material breach of its obligations under this Irrevocable Undertaking, all of the provisions of this Irrevocable Undertaking shall terminate upon the earliest to occur of (a) the Effective Time, (b) the effective termination of the Merger Agreement in accordance with Article 10 thereof or (c) delivery of written notice of termination of this Irrevocable Undertaking from Parent to the Shareholders.

Section 9. General Provisions.

(a) Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed by each of the parties hereto.

5

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and Parent in accordance with Section 11.01 of the Merger Agreement and to a Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The Section headings herein are for convenience of reference only, do not constitute part of this Irrevocable Undertaking and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Irrevocable Undertaking is made to a Section, such reference shall be to a Section of this Irrevocable Undertaking unless otherwise indicated. Unless otherwise indicated, whenever the words “include,” “includes” or “including” are used in this Irrevocable Undertaking, they shall be deemed to be followed by the words “without limitation.”

(d) Severability. The provisions of this Irrevocable Undertaking shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Irrevocable Undertaking, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Irrevocable Undertaking and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(e) Counterparts. This Irrevocable Undertaking may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f) Entire Agreement; No Third-Party Beneficiaries. This Irrevocable Undertaking constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Except for the Company, which shall be an intended third party beneficiary of this Irrevocable Undertaking with standing to enforce the provisions hereof against the parties hereto as if the Company were a party hereto, this Irrevocable Undertaking is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) No Additional Representations. Except for the representations and warranties contained in this Irrevocable Undertaking contemplated hereby, Parent and Merger Subsidiary acknowledge that no Shareholder nor any of its Affiliates nor any other Person makes any express or implied representation or warranty with respect to itself or its Affiliates (including the Company and its Subsidiaries) prior to or after the date hereof, their respective businesses or otherwise or with respect to any information provided to Parent or Merger Subsidiary, whether on behalf of the Company or such other Persons. No Shareholder nor any of its Affiliates nor any other Person will have or be subject to any liability to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents or material made available to Parent or Merger Subsidiary in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or Merger Subsidiary, whether orally or in writing, documents provided after the date hereof, or in any other form in expectation or furtherance of the transactions contemplated by this Irrevocable Undertaking, nor has Parent or Merger Subsidiary relied on any such information.

6

(h) Governing Law. This Irrevocable Undertaking shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

(i) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS IRREVOCABLE UNDERTAKING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS IRREVOCABLE UNDERTAKING, OR THE TRANSACTIONS CONTEMPLATED BY THIS IRREVOCABLE UNDERTAKING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS IRREVOCABLE UNDERTAKING BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(i).

(j) Merger Agreement. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Irrevocable Undertaking. Parent acknowledges that the Shareholders have been induced to enter into this Irrevocable Undertaking based on the terms and conditions of the Merger Agreement.

(k) Assignment. No rights or obligations under this Irrevocable Undertaking may be assigned or delegated by operation of Applicable Law or otherwise. Any purported assignment or delegation in violation of this Irrevocable Undertaking is void.

7

(l) Consent to Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Irrevocable Undertaking or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(b) shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(m) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Irrevocable Undertaking (including failing to take such actions as are required of them hereunder) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions hereof in the courts described in Section 9(l) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Irrevocable Undertaking, and the right of specific enforcement is an integral part of the transactions contemplated by this Irrevocable Undertaking and without that right, neither the Shareholders nor Parent would have entered into this Irrevocable Undertaking. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Irrevocable Undertaking and to enforce specifically the terms and provisions of this Irrevocable Undertaking in accordance with this Section 9(m) shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows]

8

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

MEDTRONIC, INC.

By	/S/ Chad M. Cornell
Name:	Chad M. Cornell
Title:	Vice President Corporate Development

(Signatures Continued on Following Page)

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

YIKANG JIANG

/S/ Yikang Jiang

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

JUN DU

/S/ Jun Du

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

PATRICIA PEIFEN CHOU

/S/ Patricia Peifen Chou

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

SHUCHUN GAO

/S/ Shuchun Gao

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

SUYANG ZHANG

/S/ Suyang Zhang

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

DAVID SU

/S/ David Su

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

ZHIMIN WANG

/S/ Zhimin Wang

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

WEIDONG SHAN

/S/ Weidong Shan

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

JUNWEN (SARAH) WANG

/S/ Junwen (Sarah) Wang

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

LIBO YANG

/S/ Libo Yang

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

HONGXIN NIE

/S/ Hongxin Nie

IN WITNESS WHEREOF, each party has duly executed this Irrevocable Undertaking, all as of the date first written above.

SHAREHOLDER:

QIAN GUO

/S/ Qian Guo

SCHEDULE A

Shareholder	Subject Shares (all Company Shares)	Outstanding Company Shares subject to Company Options
Yikang Jiang*	9,940,000	752,388
Libo Yang*	4,537,910	3,311,190
Jun Du*	3,100,000	386,988
Hongxin Nie*	180,000	5,215,374
Suyang Zhang	—	—
Patricia Peifen Chou	—	30,000
David Su	—	60,000
Shuchun Gao	—	30,000
Weidong Shan	—	2,026,680
Zhimin Wang	—	747,408
Junwen Wang	—	2,788,092
Qian Guo*	180,000	4,008,234

*	Certain of the shares are held by the director’s or officer’s spouse, child or other related persons and are subject to voting agreements as set forth in more detail in the Company’s 2011 Form 20-F filed on April 30, 2012, with the percentage ownership and share totals stated therein as of date therein.

Notice

c/o China Kanghui Holdings

No.1-8 Tianshan Road

Xinbei District, Changzhou, Jiangsu Province 213022

People’s Republic of China

Attention: Chief Executive Officer

Facsimile No.: (86-519) 8513-9851-1331

Email: Separately Supplied

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Paul Scrivano, Esq.

Facsimile No.: 415-984-8701

Email: pscrivano@omm.com

and

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Portia Ku, Esq.

Facsimile No.: 86-21-2307-7300

Email: pku@omm.com